FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Paseo Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached Banco de Chile’s Consolidated Financial Statements with notes as of June 30, 2016.

BANCO DE CHILE AND SUBSIDIARIES CONSOLIDATED INTERMEDIATE FINANCIAL STATEMENTS For the periods ended as of June 30, 2016 and 2015 and December 31, 2015.

BANCO DE CHILE AND SUBSIDIARIES

INDEX

I.	Interim Condensed Consolidated Statements of Financial Position
II.	Interim Condensed Consolidated Statements of Comprehensive Income
III.	Interim Condensed Consolidated Statements of Other Comprehensive Income
IV.	Interim Condensed Consolidated Statements of Changes in Equity
V.	Interim Condensed Consolidated Statements of Cash Flows
VI.	Notes to the Interim Condensed Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The Unidad de Fomento is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollars
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollars
PEN	=	Peruvian nuevo sol
CHF	=	Swiss franc

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Compilation of Norms of the Chilean Superintendency of Banks
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended June 30, 2016 and December 31, 2015

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	June 2016	December 2015
		MCh$	MCh$
ASSETS
Cash and due from banks	7	978,313	1,361,222
Transactions in the course of collection	7	626,653	526,046
Financial assets held-for-trading	8	1,441,372	866,654
Cash collateral on securities borrowed and reverse repurchase agreements	9	39,116	46,164
Derivative instruments	10	1,120,863	1,127,122
Loans and advances to banks	11	1,090,159	1,395,195
Loans to customers, net	12	24,099,024	23,956,275
Financial assets available-for-sale	13	583,290	1,000,001
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	29,352	28,126
Intangible assets	15	27,200	26,719
Property and equipment	16	216,239	215,671
Current tax assets	17	2,072	3,279
Deferred tax assets	17	282,130	255,972
Other assets	18	472,196	484,498
TOTAL ASSETS		31,007,979	31,292,944
LIABILITIES
Current accounts and other demand deposits	19	7,859,630	8,327,048
Transactions in the course of payment	7	379,423	241,842
Cash collateral on securities lent and repurchase agreements	9	179,379	184,131
Savings accounts and time deposits	20	10,605,357	9,907,692
Derivative instruments	10	1,126,109	1,127,927
Borrowings from financial institutions	21	1,071,120	1,529,627
Debt issued	22	6,011,248	6,102,208
Other financial obligations	23	131,838	173,081
Current tax liabilities	17	16,617	27,993
Deferred tax liabilities	17	26,420	32,953
Provisions	24	496,164	639,043
Other liabilities	25	313,674	259,312
TOTAL LIABILITIES		28,216,979	28,552,857

EQUITY	27
Attributable to Bank’s Owners:
Capital		2,138,047	2,041,173
Reserves		486,083	390,616
Other comprehensive income		10,272	57,709
Retained earnings:
Retained earnings from previous periods		16,060	16,060
Income for the period		283,512	558,995
Less:
Provision for minimum dividends		(142,975)	(324,469)
Subtotal		2,790,999	2,740,084
Non-controlling interests		1	3
TOTAL EQUITY		2,791,000	2,740,087
TOTAL LIABILITIES AND EQUITY		31,007,979	31,292,944

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the six-month ended June 30, 2016 and 2015

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	June 2016	June 2015
		MCh$	MCh$

Interest revenue	28	968,438	873,961
Interest expense	28	(362,166)	(286,217)
Net interest income		606,272	587,744

Income from fees and commissions	29	216,603	205,618
Expenses from fees and commissions	29	(58,846)	(59,824)
Net fees and commission income		157,757	145,794

Net financial operating income	30	99,260	31,573
Foreign exchange transactions, net	31	6,403	20,899
Other operating income	36	16,739	14,128
Total operating revenues		886,431	800,138

Provisions for loan losses	32	(157,759)	(124,809)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		728,672	675,329

Personnel expenses	33	(206,620)	(184,066)
Administrative expenses	34	(157,958)	(139,385)
Depreciation and amortization	35	(16,566)	(14,692)
Impairment	35	(4)	(58)
Other operating expenses	37	(18,592)	(13,657)

TOTAL OPERATING EXPENSES		(399,740)	(351,858)

NET OPERATING INCOME		328,932	323,471

Income attributable to associates	14	1,831	1,745
Income before income tax		330,763	325,216

Income tax	17	(47,251)	(40,118)

NET INCOME FOR THE PERIOD		283,512	285,098
Attributable to:
Bank’s Owners		283,512	285,097
Non-controlling interests		—	1

		Ch$	Ch$
Net income per share attributable to Bank’s Owners:
Basic net income per share	27	2.95	2.97
Diluted net income per share	27	2.95	2.97

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the six-month ended June 30, 2016 and 2015

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	June 2016	June 2015
		MCh$	MCh$

NET INCOME FOR THE PERIOD		283,512	285,098

Other comprehensive income that will be reclassified subsequently to profit or loss

Net change in unrealized gains (losses) on available for sale instruments	13	(55,946)	6,703
Gains and losses on derivatives held as cash flow hedges	10	(6,395)	3,556
Cumulative translation adjustment	27	(59)	—
Subtotal Other comprehensive income before income taxes		(62,400)	10,259

Income tax		14,963	(2,254)

Total other comprehensive income items that will be reclassified subsequently to profit or loss		(47,437)	8,005

Other comprehensive income that will not be reclassified subsequently to profit or loss

Loss in defined benefit plans		—	—

Subtotal other comprehensive income before income taxes		—	—

Income taxes		—	—

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		—	—

TOTAL CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		236,075	293,103

Attributable to:
Bank’s Owners		236,075	293,102
Non-controlling interests		—	1

	Ch$	Ch$
Net income per share attributable to Bank’s Owners:
Basic net income per share	2.46	3.05
Diluted net income per share	2.46	3.05

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month ended June 30, 2016 and 2015

(Translation of financial statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
	Notes	Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available-for- sale	Derivatives cash flow hedge	Cumulative translation adjustment	Retained earnings from previous periods	Income (losses) for the period	Provision for minimum dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of December 31, 2014		1,944,920	31,834	231,424	33,962	10,086	57	16,379	591,080	(324,588)	2,535,154	2	2,535,156
Capitalization of retained earnings		96,253	—	—	—	—	—	—	(96,253)	—	—	—	—
Income retention (released) according to law	27	—	—	127,383	—	—	—	—	(127,383)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(367,444)	324,588	(42,856)	(1)	(42,857)
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	—	—	—	—	—	—	—
Derivatives cash flow hedge, net		—	—	—	—	2,756	—	—	—	—	2,756	—	2,756
Valuation adjustment on available-for-sale instruments (net)		—	—	—	5,249	—	—	—	—	—	5,249	—	5,249
Income for the period 2015		—	—	—	—	—	—	—	285,097	—	285,097	1	285,098
Equity adjustment investment in other companies		—	(1)	—	—	—	—	(319)	—	—	(320)	—	(320)
Provision for minimum dividends		—	—	—	—	—	—	—	—	(175,579)	(175,579)	—	(175,579)
Balances as of June 30, 2015		2,041,173	31,833	358,807	39,211	12,842	57	16,060	285,097	(175,579)	2,609,501	2	2,609,503
Dividends distribution and paid		—	—	—	—	—	—	—	—	—	—	1	1
Defined benefit plans adjustment		—	(24)	—	—	—	—	—	—	—	(24)	—	(24)
Other comprehensive income:
Cumulative translation adjustment		—	—	—	—	—	2	—	—	—	2	—	2
Derivatives cash flow hedge, net		—	—	—	—	4,972	—	—	—	—	4,972	—	4,972
Valuation adjustment on available-for-sale instruments (net)		—	—	—	625	—	—	—	—	—	625	—	625
Income for the period 2015		—	—	—	—	—	—	—	273,898	—	273,898	—	273,898
Provision for minimum dividends		—	—	—	—	—	—	—	—	(148,890)	(148,890)	—	(148,890)
Balances as of December 31, 2015		2,041,173	31,809	358,807	39,836	17,814	59	16,060	558,995	(324,469)	2,740,084	3	2,740,087
Capitalization of retained earnings		96,874	—	—	—	—	—	—	(96,874)	—	—	—	—
Income retention (released) according to law	27	—	—	95,467	—	—	—	—	(95,467)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(366,654)	324,469	(42,185)	(2)	(42,187)
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	(59)	—	—	—	(59)	—	(59)
Derivatives cash flow hedge, net		—	—	—	—	(4,860)	—	—	—	—	(4,860)	—	(4,860)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	(42,518)	—	—	—	—	—	(42,518)	—	(42,518)
Income for the period 2016		—	—	—	—	—	—	—	283,512	—	283,512	—	283,512
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(142,975)	(142,975)	—	(142,975)
Balances As of June 30, 2016		2,138,047	31,809	454,274	(2,682)	12,954	—	16,060	283,512	(142,975)	2,790,999	1	2,791,000

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month ended June 30, 2016 and 2015

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

	Notes	June 2016	June 2015
		MCh$	MCh$
OPERATING ACTIVITIES:
Net income for the period		283,512	285,098
Items that do not represent cash flows:
Depreciation and amortization	35	16,566	14,692
Impairment of intangible assets and property and equipment	35	4	58
Provision for loan losses	32	135,169	150,141
Provision of contingent loans	32	(8,418)	664
Additional provisions	32	52,075	—
Fair value adjustment of financial assets held-for-trading		(3,382)	140
(Gain) loss attributable to investments in other companies	14	(1,527)	(1,448)
(Gain) loss from sales of assets received in lieu of payment net	36	(2,845)	(1,394)
(Gain) loss on sales of property and equipment	36-37	(60)	(59)
(Increase) decrease in other assets and liabilities		40,933	(151,837)
Charge-offs of assets received in lieu of payment	37	2,516	865
Other charges (credits) to income that do not represent cash flows		(14,065)	370
Net changes from foreign exchange transactions of other assets and other liabilities		30,018	(346,331)
Net interest variation, readjustment and accrued fees on assets and liabilities		(108,902)	119,941
Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		304,371	(314,307)
(Increase) decrease in loans to customers		(205,071)	(894,736)
(Increase) decrease in financial assets held-for-trading, net		(509,444)	(20,933)
(Increase) decrease in deferred taxes, net	17	(19,263)	(6,755)
Increase (decrease) in current account and other demand deposits		(466,592)	278,255
Increase (decrease) in payables from repurchase agreements and security lending		(5,440)	(4,142)
Increase (decrease) in savings accounts and time deposits		677,734	190,927
Proceeds from sale of assets received in lieu of payment		6,781	3,580
Total cash flows from operating activities		204,670	(697,211)
INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		242,410	260,997
Purchases of property and equipment	16	(12,697)	(11,296)
Proceeds from sales of property and equipment		80	217
Purchases of intangible assets	15	(4,757)	(4,529)
Purchases of investments in other companies	14	—	—
Dividends received from investments in other companies	14	506	632
Total cash flows from investing activities		225,542	246,021
FINANCING ACTIVITIES:
Redemption of mortgage finance bonds		(4,057)	(7,531)
Proceeds from bond issuances	22	708,048	1,125,714
Redemption of bond issuances		(730,928)	(400,676)
Subscription and payment of shares		—	—
Dividends paid	27	(366,654)	(367,444)
Increase (decrease) in borrowings from foreign financial institutions		(458,881)	215,783
Increase (decrease) in other financial obligations		(39,460)	(7,332)
Increase (decrease) in borrowings from Central Bank of Chile		(1)	(1)
Other borrowings long-term		17,794	13,748
Payment of other borrowings long-term		(19,231)	(15,247)
Total cash flows from financing activities		(893,370)	557,014
TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE PERIOD		(463,158)	105,824
Net effect of exchange rate changes on cash and cash equivalents		(30,018)	23,578
Cash and cash equivalents at beginning of year		2,093,908	1,825,578
Cash and cash equivalents at end of period	7	1,600,732	1,954,980

	June 2016	June 2015
	MCh$	MCh$
Operational Cash flow interest:
Interest received	904,419	860,457
Interest paid	(407,049)	(152,772)

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.         Corporate information:

Banco de Chile is authorized to operate like a commercial bank since June 17, 1996, in conformity with the Article 25 of Law No, 19,396, Banco de Chile, resulting from the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, was formed on October 28, 1893 in the city of Santiago, in the presence of the Notary Eduardo Reyes Lavalle.

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF” or “Superintendency”). Since 2001, - when the bank was first listed on the New York Stock Exchange (“NYSE”), in the course of its American Depository Receipt (“ADR”) program — Banco de Chile additionally follows the regulations published by the United States Securities and Exchange Commission (“SEC”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in large corporate banking, middle and small corporate banking, personal banking services and retail. Additionally, the Bank offers international as well as treasury banking services. The Bank’s subsidiaries provide other services including securities brokerage, mutual fund and investment management, insurance brokerage, financial advisory and securitization.

Banco de Chile’s legal address is Paseo Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Interim Condensed Consolidated Financial Statements of Banco de Chile, for the period ended June 30, 2016 were approved for issuance in accordance with the directors on July 28, 2016.

2.         Legal provisions, basis of preparation and other information:

(a)        Legal provisions:

The General Banking Law in its Article No. 15 authorizes the Chilean Superintendency of Banks (SBIF) to issue generally applicable accounting standards for entities it supervises. The Corporations Law, in turn, requires generally accepted accounting principles to be followed.

Based on the aforementioned laws, banks should use the criteria provided by the Superintendency in accordance with the Compendium of Accounting Standards (“Compendium”), and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants, that coincide with international accounting standards and international financial reporting standards agreed upon by the International Accounting Standards Board (IASB). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the SBIF, the latter shall prevail.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.         Legal provisions, basis of preparation and other information, continued:

(b)        Basis of preparation:

(b.1)             These Interim Condensed Consolidated Financial Statements are presented according to Chapter C-2 of the Compendium of Accounting Standards, issued by the Superintendency of Banks and Financial Institutions (SBIF).

(b.2)             The following table details the entities in which the Bank has controlling interest and that are therefore consolidated in these financial statements:

				Interest Owned
				Direct		Indirect		Total
			Functional	June	December	June	December	June	December
RUT	Subsidiaries	Country	Currency	2016	2015	2016	2015	2016	2015
				%	%	%	%	%	%
44,000,213-7	Banchile Trade Services Limited (*)	Hong Kong	US$	100.00	100.00	—	—	100.00	100.00
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,510,950-1	Promarket S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

(*)           On May 29, 2014 the Board of Directors of Banco de Chile agreed to dissolve liquidate and terminate the Society, after ending all the administrative processes required by regulators, the dissolution was formally declared on July 5th, 2016. (See Note No.41).

(c)       Use of estimates and judgment:

Preparing financial statements requires management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts. Details on the use of estimates and judgment and their effect on the amounts recognized in the Interim Condensed Consolidated Financial Statement are included in the following notes:

1.                             Useful lives of property and equipment and intangible assets (Notes No.15 and No.16);

2.         Income taxes and deferred taxes (Note No. 17);

3.         Provisions (Note No. 24);

4.         Contingencies and Commitments (Note No. 26);

5.         Provision for loan losses (Note No. 11. No. 12 and No. 32);

6.         Fair value of financial assets and liabilities (Note No. 39).

Estimates and relevant assumptions are regularly reviewed by the management of the Bank, according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the period that the estimate is reviewed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Legal provisions, basis of preparation and other information, continued:

(c)                      Use of estimates and judgment, continued:

During year 2016 it was implemented rules changes related to Compendium of Accounting Rules of Superintendency of Banks and Financial Institutions (SBIF), established in Circulars No. 3,573, No. 3,584 and No. 3,604. The net effect of these changes on results meant a credit for Ch$653 million, according to the following detail:

a)                         It enlarges risk classifications until A3 for guarantees with the objective of replace the credit quality of the debtor by the guarantee at the moment to make the provision. This impacted in a provision release of Ch$2,125 million.

b)                         New rule to specific provisions for factoring operations, that allows the substitution of the credit quality of the grantor by the bill acceptor, as long as this is classified in a category up to A3 or major. This impacted in a provision release of Ch$2,420 million.

c)                          New definition of default according to Circular No. 3,584 of June 22, 2015, which required recalibration of the models of group provisions.  The latter implied a higher charge to income of Ch$ 13,443 million in the first half.

d)                         Changes in the percentage of credit equivalent for the free disposition credit lines, which decreased from 50% to 35%. This change implied a credit to income for Ch$9,551 million.

During the period of June 30, 2016, there have not been others significant changes in the estimates.

(d)                     Seasonality or Cyclical Character of the Transactions of the Intermediate Period:

Due to the nature of its business, the Bank and its subsidiaries’ activities do not have a cyclical or seasonal character. Accordingly, no specific details have been included on the notes to this Interim Condensed Consolidated Financial Statements with the information regarding the period of six-month ended June 30, 2016.

(e)                      Relative Importance:

When determining the information to present on the different items from the financial statements or other subjects, the Bank has considered the relative importance in relation to the Interim Condensed Consolidated financial statements of the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Legal provisions, basis of preparation and other information, continued:

(f)                       Reclassifications:

On May 25, 2015 the Superintendency of Banks and Financial Institutions issued a Circular No. 3,583; which it modifies the Chapter C-3 of Compendium of Accounting Rules establishing a new opening for classification of credits for higher education inside of Commercial Loans.

This modification implied the reclassification of higher education loans from “Consumer Loans” to “Commercial Loans” by an amount of Ch$43,201 million, as of June 30, 2016.  See Note No. 12 (a.i).

There have not been others significant reclassifications at the end of this period 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) that it is not effective as of June 30, 2016:

IFRS 9 Financial Instruments

The July 24, 2014, IASB completed its upgrade project about accounting for financial instruments with the publication of IFRS 9 Financial Instruments.

This standard includes new requirements based on new principles for the classification and measurement; it introduces a “prospective” model of expected credit losses on impairment accounting and changes in hedge accounting.

The classification determines how financial assets and liabilities are accounted in financial statements and, in particular, how they are measured. IFRS 9 introduces a new approach for the classification of financial assets, based in the business model of the entity for the management of financial assets and the characteristic of its contractual flows.

In terms of impairment standard establishes a single model that applies to all financial instruments, thus eliminating a source of complexity associated with previous accounting requirements, which require a timely recognition of expected credit losses.

IFRS 9 introduces changes to the requirements for accounting hedge, and also new alternatives of strategies to use. The amendments means a substantial overhaul of hedge accounting that aligns the accounting treatment with risk management activities, enabling entities to better reflect these activities in their financial statements. In addition, as a result of these changes, users of the financial statements will be provided with better information about risk management and the effect of hedge accounting on the financial statements.

IFRS 9 established that the fair value of credit risk of the entity shall be recognized in Other Comprehensive Income, allowing decrease any eventual volatility that would be generated in the income of the entity, because its recognition. IFRS 9 permits early application of this improvement, before any other requirement of IFRS 9.

Mandatory adoption date is January 1, 2018. Early application is permitted.

Banco de Chile and its subsidiaries are assessing the possible impact of adoption of these changes on the consolidated financial statements. The Superintendency of Banks and Financial Institutions has not approved this rule. This event is required to its application.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IFRS 15 — Revenue from Contracts with Customers

In May 2014 was issued IFRS 15, which it has like purpose established the principles that will apply an entity to present util information to users of financial statements about the nature, amount, opportunity and uncertainty of the income for ordinaries activities and cash flows that it is related to a contract with a client.

This new rule replace the following current rules and interpretations: IAS 18 — Revenue, IAS 11 — Construction contracts, IFRIC 13 — Customer Loyalty Programmes, IFRIC 15 — Agreements for the Construction of Real State, IFRIC 18 — Transfers of Assets from Customers and SIC 31 — Revenue: Barter Transactions involving.

The new model will apply to all contracts with customers, except those that are inside to the scope of the others IFRS, such as leases, insurance contracts and financial instruments.

On April 12, 2016, IASB issued amendments to IFRS 15, clarifying requirements and providing a temporary relief to companies that are implementing the new standard.

In short the amendments clarify how:

a)             Identify a performance obligation (the promise to transfer a good or service to a customer) in a contract;

b)             Determining whether a company is the principal (the provider of a good or service) or an agent (the organization responsible for the good or service provided); and

c)              Determine whether the product of a license must be recognized at a point in time or over time.

The date of application of this new standard starts in January 1, 2018, earlier application is permitted.

Banco de Chile and its subsidiaries are assessing the impact of the adoption of this rule.

IFRS 16 Leases

On January 2016 was issued IFRS 16, which has as purpose to stablish principles to recognize, measurement, presentation and disclosure of leases contracts, for both lessee and lessor.

This new rule is no different to the previous rule, IAS 17 — Leases, related to the accounting treatment for the lessor.  However, related to the lessee, the new rule requires recognize the assets and liabilities, so eliminate the differences between financial and operating lease.

The effective date of application is beginning January 1, 2019.  It is permitted its early application but, only if it is applied IFRS 15 also.

Banco de Chile and its subsidiaries are assessing the impact of this rule.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IAS 7 Statement of Cash Flows

On January 2016, the IASB has published amendments to IAS 7, which has as objective that entities shall provide additional disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including changes from financing cash flows and other changes that are not cash flows.

The amendments are effective for annual periods beginning on or after 1 January 2017, earlier application is permitted.

Banco de Chile and its subsidiaries will host and apply these provisions, as long as the issuing date of the financial statements these changes in liabilities have existed, and that deserve to be disclosed in accordance with the new requirements.

IAS 12 Income Taxes

On January 2016, the IASB has published amendments to IAS 12, to clarify the recognition of deferred tax assets on debt instruments measured at fair value, assessing if the Bank has probability to generate futures fiscal income for use the deductible temporary difference.

The amendments are effective for annual periods beginning on or after 1 January 2017, earlier application is permitted.

This standard will not impact financial statements of Banco de Chile and its subsidiaries.

IAS 28 — Investments in Associates and Join Venture and IFRS 10 - Consolidated Financial Statements

In September 2014, the IASB issued this amendment, which clarifies the scope of recognized gains and losses in a transaction involving an associate or joint venture, and this depends on whether the asset sold or contribution is a business. Therefore, IASB concluded that all of the profit or loss should be recognized against loss of control of a business. Likewise, gains or losses resulting from the sale or contribution of a subsidiary that is not a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

On December 2015, the IASB agreed that the amendments should apply in the future, and its early application is permitted.

This amendment will not impact financial statements of Banco de Chile and its subsidiaries.

4.                           Changes in Accounting policies and Disclosures:

During the period ended June 30, 2016, changes have occurred in accounting estimates result of instructions issued by the Superintendency of Banks and Financial Institutions.  See Note No. 2 C).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events:

a)             On January 28, 2016, in the Ordinary Meeting No. BCH 2832, the Board of Directors of Banco de Chile resolved to call an Ordinary Shareholders Meeting to be held on March 24th, 2016, with the objective of proposing, among other matters, the distribution of the Dividend number 204 of $3.37534954173 per each of the 96,129,146,433 shares, which will be payable at the expense of the distributable net income obtained during the fiscal year ending on December 31st, 2015, corresponding to the 70% of such income.

Likewise, the Board of Directors resolved to call an Extraordinary Shareholders Meeting to be held on the same date in order to propose, among other matters, the capitalization of the 30% of the distributable net income of the Bank obtained during the fiscal year ending on December 31st, 2015, through the issuance of fully paid-in shares, of no par value, with a value $64.79 per share, which will be distributed among the shareholders in the proportion of 0.02232718590 shares for each share and to adopt the necessary agreements subject to the exercise of the options established in article 31 of Law 19,396.

Moreover, the Board, according to the established in No. 3.2 Chapter B4 of Compendium of Accounting Standards of the Superintendency of Banks and Financial Institutions, about minimum dividends provision, agreed to establish that since January 2016 it will constitute provision by the 60% of distributable net income that it will be accumulating during the each period.

b)             The Board of Directors of Banco de Chile, in Meeting No. BCH 2,835 held on March 24, 2016, agreed to accept the resignation of the CEO Mr. Arturo Tagle Quiroz, effective April 30, 2016.

Likewise, in the above referred Meeting the Board appointed Mr. Eduardo Ebensperger Orrego as CEO of Banco de Chile, effective May 1, 2016.

Lastly, Mr. Arturo Tagle Quiroz was appointed as advisor to the Board of Directors effective May 1, 2016.

c)              On March 29, 2016 Banco de Chile informed as Essential Information that Central Bank of Chile has communicated to Banco de Chile that the Board of such institution, in Special Session No 1967E, held on March 28, 2016, considering the resolutions adopted by the shareholders’ meetings of Banco de Chile of March 24, 2016, regarding distribution of dividends and the increase of capital through the issuance of fully paid-in shares corresponding to the 30% of the net income obtained during the fiscal year ending on December 31, 2015, resolved to take the option that the entirety of its corresponding surplus, including the part of the profits proportional to the agreed capitalization, be paid to the Central Bank of Chile in cash currency, according to the letter b) of the article 31 of the law No 19,396, regarding a modification of the way of payment of the subordinated obligation and other applicable legislation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                    Relevant Events, continued:

d)             In the Board Meeting held on May 19, 2016, the Board of the subsidiary Banchile Corredores de Bolsa S.A. He accepted the resignation of General Manager, Mr. Andrés Bucher Cepeda, presented on 5 May 2016. The Board also agreed to appoint Mr. Andrés Ergas Heller as Acting General Manager.

e)              At the Board Meeting held on May 20, 2016, the Board of Directors of the subsidiary Banchile Asesoría Financiera S.A. The resignation presented by director Don Arturo Tagle Quiroz was accepted, proceeding to appoint Mr. José Miguel Quintana Malfanti as alternate until the next Ordinary Shareholders Meeting. Additionally, in that board meeting it was agreed to appoint Mr. Alfonso Yáñez Fernández as General Manager of Banchile Asesoría Financiera S.A., replacing Mr. Jorge Muñoz Apara, who submitted his resignation as General Manager dated May 5, 2016.

f)               On June 23, 2016, Banco de Chile reported in connection with the capitalization of 30% of the net profit for distributable the year 2015, by issuing bonus shares agreed at an Extraordinary Meeting of Shareholders held on 24 March 2016, the following:

•             In the aforementioned Extraordinary Shareholders Meeting, agreed to increase the Bank’s capital in the amount of 96,874,072,595 by issuing 1,495,200,997 bonus shares with no nominal value, payable under the distributable net income for the year 2015 which was not distributed as dividend as agreed at the Ordinary Shareholders’ Meeting held on the same day.

The Superintendency of Banks and Financial Institutions (SBIF) approved the amendment of the by-laws, through Resolution N°162 of May 13 this year, which was registered in the Registry of Commerce of Santiago fs. 35.404 No.19,610 of 2016 and published in the Official Journal on May 20, 2016.

The issue of bonus shares was registered in the Securities Registry of the aforementioned Superintendency under N° 4/2016, dated June 16, 2016.

•             The board of Banco de Chile, in Session No. BCH 2,840, dated June 23, 2016, agreed to set a date for the issuance and distribution of bonus shares on July 7, 2016.

•             They will be entitled to receive the new shares at the rate of bonus shares 0.02232718590 per share, shareholders who are registered in the Register of Shareholders of the company at 1st July 2016.

•             The respective titles will be properly allocated to each shareholder, and will only be printed for those who henceforth request by written at the Department of Shares of Banco de Chile.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                    Relevant Events, continued:

•             As a result of the issuance of bonus shares, the Bank’s capital is divided into 97,624,347,430 shares with no nominal value, fully subscribed and paid.

g)              During this period it took place the process of Collective Bargaining between the subsidiary Socofin and the Socofin Company Union S.A., signing a Collective Bargaining Agreement for four years (2016-2020).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting:

For management purposes, the Bank has organized its operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail:                                                 This segment focuses on individuals and small and medium-sized companies with annual sales up to 70,000UF, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:                         This segment focused on corporate clients and large companies, whose annual revenue exceed 70,000UF, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury and money market operations:

This segment includes revenue associated with managing the Bank’s balance sheet (currencies, maturities and interest rates) and liquidity, including financial instrument and currency trading on behalf of the Bank itself.

Transactions on behalf of customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:                 Corresponds to companies and corporations controlled by the Bank, where income is obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

•  Banchile Administradora General de Fondos S.A.

•  Banchile Asesoría Financiera S.A.

•  Banchile Corredores de Seguros Ltda.

•  Banchile Corredores de Bolsa S.A.

•  Banchile Securitizadora S.A.

•  Banchile Trade Services Limited (*)

•  Socofin S.A.

•  Promarket S.A.

(*) See Note No 41.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies. The accounting policies used to prepare the Bank’s operating segment information are similar as those described in “Summary of Significant Accounting Principles”. The Bank obtains the majority of its income from: interest, revaluations and fees, discounted the credit cost and expenses. Management is mainly based on these concepts in its evaluation of segment performance and decision-making regarding goals, allocation of resources for each unit individually. Although the results of the segments reconcile with those of the Bank at total level, it is not thus necessarily concerning the different concepts, since the management is measured and controls in individual form and applying the following criteria:

•                                The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes is considered the volume of each operation and its contribution margin, stemming from the difference between the effective customer rate and the related Bank’s fund transfer price in terms of maturity and currency.

•                                The internal performance profitability system considers capital allocation in each segment in accordance to the Basel guidelines.

•                                Operating expenses are distributed at each area level.  The Bank allocates all of its indirect operating costs to each business segment by utilizing a different cost driver in order to allocate such costs to the specific segment.

The Bank did not enter into transactions with a particular customer or third parties that exceed 10% or more of its total income during the six-month period ended June 30, 2016 and 2015.

Taxes are managed at a corporate level and are not allocated to business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting, continued:

The following table presents the income by segment for the periods ended June 2016 and 2015 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	June	June	June	June	June	June	June	June	June	June	June	June	June	June
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	430,735	409,176	168,049	169,358	9,015	11,343	(2,067)	(3,210)	605,732	586,667	540	1,077	606,272	587,744
Net fees and commissions income (loss)	80,672	70,177	21,271	23,175	(1,064)	(908)	65,797	61,677	166,676	154,121	(8,919)	(8,327)	157,757	145,794
Other operating income	72,106	10,340	12,498	24,704	27,331	21,176	12,261	12,682	124,196	68,902	(1,794)	(2,302)	122,402	66,600
Total operating revenue	583,513	489,693	201,818	217,237	35,282	31,611	75,991	71,149	896,604	809,690	(10,173)	(9,552)	886,431	800,138
Provisions for loan losses (*)	(154,807)	(114,709)	(2,948)	(10,164)	—	—	(4)	64	(157,759)	(124,809)	—	—	(157,759)	(124,809)
Depreciation and amortization	(12,075)	(10,547)	(2,821)	(2,673)	(131)	(194)	(1,539)	(1,278)	(16,566)	(14,692)	—	—	(16,566)	(14,692)
Other operating expenses	(254,005)	(223,532)	(76,301)	(69,410)	(3,210)	(2,981)	(59,831)	(50,795)	(393,347)	(346,718)	10,173	9,552	(383,174)	(337,166)
Income attributable to associates	1,144	1,206	389	233	36	18	262	288	1,831	1,745	—	—	1,831	1,745
Income before income taxes	163,770	142,111	120,137	135,223	31,977	28,454	14,879	19,428	330,763	325,216	—	—	330,763	325,216
Income taxes													(47,251)	(40,118)
Income after income taxes													283,512	285,098

(*)                      At June 30, 2016, the Retail and Wholesale segments include additional provisions assigned according to their risk-weighted assets.

The following table presents assets and liabilities of the period ended June 30, 2016 and December 31, 2015 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	14,858,110	14,431,003	11,432,635	11,866,488	4,067,977	4,362,051	591,514	523,080	30,950,236	31,182,622	(226,459)	(148,929)	30,723,777	31,033,693
Current and deferred taxes													284,202	259,251
Total assets													31,007,979	31,292,944

Liabilities	9,867,669	9,726,434	10,084,889	9,934,304	7,991,997	8,605,278	455,846	374,824	28,400,401	28,640,840	(226,459)	(148,929)	28,173,942	28,491,911
Current and deferred taxes													43,037	60,946
Total liabilities													28,216,979	28,552,857

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.                           Cash and Cash Equivalents:

(a)                       Cash and cash equivalents and their reconciliation to the statement of cash flows at each period-end are detailed as follows:

	June 2016	December 2015
	MCh$	MCh$
Cash and due from banks:
Cash (*)	518,159	672,253
Current account with the Chilean Central Bank (*)	129,665	111,330
Deposits in other domestic banks	6,257	9,676
Deposits abroad	324,232	567,963
Subtotal - Cash and due from banks	978,313	1,361,222

Net transactions in the course of collection	247,230	284,204
Highly liquid financial instruments	341,554	407,111
Repurchase agreements	33,635	41,371
Total cash and cash equivalents	1,600,732	2,093,908

(*)    Amounts in cash and Central Bank deposits are regulatory reserve deposits for which the Bank must maintain a certain monthly average.

(b)                     Transactions in the course of collection:

Transactions in the course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	June 2016	December 2015
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	222,312	293,908
Funds receivable	404,341	232,138
Subtotal transactions in the course of collection	626,653	526,046

Liabilities
Funds payable	(379,423)	(241,842)
Subtotal transactions in the course of payment	(379,423)	(241,842)
Net transactions in the course of collection	247,230	284,204

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.                           Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	June 2016	December 2015
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Central Bank bonds	92,286	46,068
Central Bank promissory notes	273,245	103,832
Other instruments issued by the Chilean Government and Central Bank	259,364	100,016

Other instruments issued in Chile
Bonds from domestic banks	—	21
Deposits in domestic banks	752,276	583,217
Other instruments issued in Chile	40	10,420

Instruments issued by foreign institutions
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	—	—

Mutual fund investments:
Funds managed by related companies	64,161	23,080
Funds managed by thirds	—	—
Total	1,441,372	866,654

In “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under agreements to repurchase to customers and financial instruments, by an amount of Ch$36,447 million as of June 30, 2016 (Ch$9,244 million as of December 31, 2015).

Repurchase agreements have an average expiration of 4 days as of period-end (6 days in December 2015).

“Other instruments issued in Chile” include instruments sold under agreements to repurchase to customers and financial instruments, amounting to Ch$122,042 million as of June 30, 2016 (Ch$149,333 million as of December 31, 2015).

Agreements to repurchase have an average expiration of 8 days as of period-end (10 days in December 2015).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of Ch$22,564 million as of June 30, 2016 (Ch$25,303 million as of December 31, 2015), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                           Cash collateral on securities borrowed and reverse repurchase agreements:

(a)                       Rights for repurchase contracts: The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of June 30, 2016 and December 31, 2015, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June 2016	December 2015	June 2016	December 2015	June 2016	December 2015	June 2016	December 2015	June 2016	December 2015	June 2016	December 2015	June 2016	December 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	—	3,461	—	—	—	—	—	—	—	—	—	—	—	3,461
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	13,526	32,448	23,340	8,704	2,250	1,551	—	—	—	—	—	—	39,116	42,703

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	13,526	35,909	23,340	8,704	2,250	1,551	—	—	—	—	—	—	39,116	46,164

Securities received:

The Bank has received securities that it is allowed to sell or pledge in the absence of default by the owner. As of June 30, 2016 the Bank and its subsidiaries held securities on resell agreements with a fair value of Ch$38,529 million (Ch$46,324 million as of December, 2015).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                           Cash collateral on securities lent and repurchase agreements, continued:

(b)                       Liabilities for repurchase contracts: The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate.  As of June 30, 2016 and December 31, 2015, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June 2016	December 2015	June 2016	December 2015	June 2016	December 2015	June 2016	December 2015	June 2016	December 2015	June 2016	December 2015	June 2016	December 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	3,052	—	—	—	—	—	—	—	—	—	—	—	3,052
Central Bank promissory notes	35,490	7,301	950	—	—	—	—	—	—	—	—	—	36,440	7,301
Other instruments issued by the Chilean Government and Central Bank	—	1,942	—	—	—	—	—	—	—	—	—	—	—	1,942

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	135,163	158,156	7,776	13,680	—	—	—	—	—	—	—	—	142,939	171,836
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	170,653	170,451	8,726	13,680	—	—	—	—	—	—	—	—	179,379	184,131

Securities given:

The carrying amount of securities lent and of “Payables from Repurchase Agreements and Security Lending” as of June 30, 2016 is Ch$179,207 million (Ch$184,919 million in December 2015). The counterparty is allowed to sell or pledge those securities in the absence of default by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges:

(a)                       As of June 30, 2016 and 2015, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in												Fair value
	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Asset		Liability
	June	December	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Cross currency swap	—	—	—	—	—	—	—	—	—	—	18,036	19,222	—	—	4,374	4,189
Interest rate swap	—	—	—	—	21,293	14,947	3,316	11,332	81,844	66,504	118,257	81,271	—	279	15,516	10,360
Total derivatives held for hedging purposes	—	—	—	—	21,293	14,947	3,316	11,332	81,844	66,504	136,293	100,493	—	279	19,890	14,549

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	139,596	—	—	103,638	125,963	201,723	522,962	441,930	189,248	318,240	311,642	306,582	130,722	203,892	17,900	3,666
Total derivatives held as cash flow hedges	139,596	—	—	103,638	125,963	201,723	522,962	441,930	189,248	318,240	311,642	306,582	130,722	203,892	17,900	3,666

Derivatives held-for-trading purposes
Currency forward	5,614,072	6,361,172	3,193,472	5,658,682	7,531,569	6,392,029	387,273	1,097,148	55,394	79,217	6,632	—	223,343	180,616	222,132	207,961
Interest rate swap	1,482,529	1,444,510	4,099,248	3,626,015	7,000,669	8,414,998	9,374,950	9,190,933	4,757,703	5,063,262	5,911,926	5,676,905	289,853	173,365	276,074	159,668
Cross currency swap	329,994	1,283,607	456,960	835,357	2,110,962	1,369,605	1,887,848	2,370,091	1,801,290	1,513,471	2,776,779	2,394,036	472,179	566,412	587,205	737,845
Call currency options	33,693	25,127	85,043	69,802	88,318	77,364	4,245	35	—	—	—	—	921	1,878	1,559	3,689
Put currency options	24,710	16,503	48,768	50,578	59,769	66,038	3,250	35	—	—	—	—	3,845	680	1,349	549
Total derivatives of negotiation	7,484,998	9,130,919	7,883,491	10,240,434	16,791,287	16,320,034	11,657,566	12,658,242	6,614,387	6,655,950	8,695,337	8,070,941	990,141	922,951	1,088,319	1,109,712

Total	7,624,594	9,130,919	7,883,491	10,344,072	16,938,543	16,536,704	12,183,844	13,111,504	6,885,479	7,040,694	9,143,272	8,478,016	1,120,863	1,127,122	1,126,109	1,127,927

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges, continued:

(b)       Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates in financial instruments. The aforementioned hedge instruments change the effective cost of long-term issuances from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of June 30, 2016 and December 31, 2015:

	June	December
	2016	2015
	MCh$	MCh$
Hedge element
Commercial loans	18,036	19,222
Corporate bonds	224,710	174,054

Hedge instrument
Cross currency swap	18,036	19,222
Interest rate swap	224,710	174,054

(c)       Cash flow Hedges:

(c.1)              The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of obligations with foreign banks and bonds issued abroad in USA dollars, Hong Kong dollars, Peruvian Nuevo Sol, Swiss Franc, Japanese Yens and Euros. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (CLF) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “interest revenue” of the income financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(c.2)              Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Outflows:
Corporate Bond EUR	—	—	—	—	(573)	(602)	(1,146)	(1,207)	(1,146)	(1,207)	(37,367)	(39,340)	(40,232)	(42,356)
Corporate Bond HKD	—	—	(4,379)	—	(7,635)	(12,852)	(23,998)	(25,658)	(72,915)	(79,631)	(343,176)	(368,924)	(452,103)	(487,065)
Corporate Bond PEN	—	—	—	—	(618)	(636)	(15,437)	(16,219)	—	—	—	—	(16,055)	(16,855)
Corporate Bond CHF	(153,745)	(255)	—	(108,678)	(90,483)	(166,473)	(261,843)	(279,477)	(120,421)	(217,702)	—	—	(626,492)	(772,585)
Obligation USD	(517)	(678)	—	—	(67,878)	(1,736)	(147,444)	(229,377)	—	—	—	—	(215,839)	(231,791)
Corporate Bond JPY	—	—	(344)	(314)	(72,248)	(66,316)	(52,174)	(1,901)	(32,993)	(76,302)	(32,465)	(29,853)	(190,224)	(174,686)

Hedge instrument
Inflows:
Corporate Bond EUR	—	—	—	—	573	602	1,146	1,207	1,146	1,207	37,367	39,340	40,232	42,356
Cross Currency Swap HKD	—	—	4,379	—	7,635	12,852	23,998	25,658	72,915	79,631	343,176	368,924	452,103	487,065
Cross Currency Swap PEN	—	—	—	—	618	636	15,437	16,219	—	—	—	—	16,055	16,855
Cross Currency Swap CHF	153,745	255	—	108,678	90,483	166,473	261,843	279,477	120,421	217,702	—	—	626,492	772,585
Cross Currency Swap USD	517	678	—	—	67,878	1,736	147,444	229,377	—	—	—	—	215,839	231,791
Cross Currency Swap JPY	—	—	344	314	72,248	66,316	52,174	1,901	32,993	76,302	32,465	29,853	190,224	174,686

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(c.2)              Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	142,605	2,961	5,461	107,007	150,680	231,948	570,270	494,015	211,868	345,015	363,286	359,902	1,444,170	1,540,848

Hedge instrument
Outflows:
Cross Currency Swap HKD	—	—	(3,152)	—	(6,041)	(9,062)	(18,306)	(17,999)	(63,746)	(63,301)	(291,398)	(288,281)	(382,643)	(378,643)
Cross Currency Swap PEN	—	—	—	—	(501)	(493)	(16,150)	(16,135)	—	—	—	—	(16,651)	(16,628)
Cross Currency Swap JPY	—	—	(1,040)	(1,024)	(68,215)	(68,015)	(52,210)	(5,660)	(32,859)	(79,042)	(30,822)	(30,716)	(185,146)	(184,457)
Cross Currency Swap USD	—	—	—	—	(64,432)	(3,866)	(157,929)	(216,820)	—	—	—	—	(222,361)	(220,686)
Cross Currency Swap CHF	(142,605)	(2,961)	(1,269)	(105,983)	(10,463)	(149,493)	(323,617)	(235,376)	(113,199)	(200,642)	—	—	(591,153)	(694,455)
Cross Currency Swap EUR	—	—	—	—	(1,028)	(1,019)	(2,058)	(2,025)	(2,064)	(2,030)	(41,066)	(40,905)	(46,216)	(45,979)

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.                    Derivative Instruments and Accounting Hedges, continued:

(c)                      Cash flow Hedges, continued:

Respect to CLF assets hedged, these are revalued monthly according to the variation of the UF, which is equivalent to realize monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3)             Unrealized gain of fair value adjustment for the period 2016 was Ch$6,395 million charge to equity (Ch$3,556 million credit to equity as of June 30, 2015) generated from hedging instruments, which has been recorded in equity. The accumulated net effect for deferred taxes as of June 30, 2016 was a charge to equity of Ch$4,860 million (Ch$2,756 million credit to equity as of June 30, 2015).

The accumulated amount for this concept net of deferred taxes as of June 30, 2016 correspond to a credit to equity amounted Ch$12,954 million (credit to equity of Ch$17,814 million as of December 31, 2015).

(c.4)             The net effect in income of derivatives cash flow hedges amount to Ch$88,184 million charged to income in 2016 (Ch$78,973 million credit to income as of June 30, 2015).

(c.5)               As of June 30, 2016 and 2015, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments are mirror one of other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.6)               As of June 30, 2016 and 2015, the Bank has not hedges of net investments in foreign business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.                    Loans and advances to Banks:

(a)                     Amounts are detailed as follows:

	June 2016	December 2015
	MCh$	MCh$
Domestic Banks
Interbank loans	140,000	20,000
Provisions for loans to domestic banks	16,815	25,258
Interbank loans of liquidity	(96)	(72)
Subtotal	156,719	45,186
Foreign Banks
Interbank loans	121,937	211,573
Chilean exports trade loans	81,141	91,278
Credits with third countries	30,246	47,355
Provisions for loans to foreign banks	(439)	(630)
Subtotal	232,885	349,576
Central Bank of Chile
Non-available Central Bank deposits	700,000	1,000,000
Other Central Bank credits	555	433
Subtotal	700,555	1,000,433
Total	1,090,159	1,395,195

(b)                       Provisions for loans to banks are detailed below:

	Bank’s Location
Detail	Chile	Abroad	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2015	61	755	816
Charge-offs	—	—	—
Provisions established	36	7	43
Provisions released	—	—	—
Balance as of June 30, 2015	97	762	859
Charge-offs	—	—	—
Provisions established	—	—	—
Provisions released	(25)	(132)	(157)
Balance as of December 31, 2015	72	630	702
Charge-offs	—	—	—
Provisions established	24	—	24
Provisions released	—	(191)	(191)
Balance as of June 30, 2016	96	439	535

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, net:

(a.i)     Loans to Customers:

As of June 30, 2016 and December 31, 2015, the composition of the portfolio of loans is the following:

	As of June 30, 2016
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,279,675	143,671	335,483	10,758,829	(146,476)	(81,340)	(227,816)	10,531,013
Foreign trade loans	1,252,680	57,454	48,985	1,359,119	(71,220)	(2,509)	(73,729)	1,285,390
Current account debtors	188,291	2,624	2,476	193,391	(3,500)	(4,121)	(7,621)	185,770
Factoring transactions	457,866	1,316	896	460,078	(7,972)	(1,571)	(9,543)	450,535
Student loans	42,304	—	897	43,201	—	(1,398)	(1,398)	41,803
Commercial lease transactions (1)	1,334,932	11,628	24,385	1,370,945	(7,352)	(10,454)	(17,806)	1,353,139
Other loans and accounts receivable	54,417	300	5,654	60,371	(1,479)	(3,492)	(4,971)	55,400
Subtotal	13,610,165	216,993	418,776	14,245,934	(237,999)	(104,885)	(342,884)	13,903,050
Mortgage loans
Mortgage bonds	43,540	—	3,202	46,742	—	(59)	(59)	46,683
Transferable mortgage loans	74,266	—	2,272	76,538	—	(100)	(100)	76,438
Other residential real estate mortgage loans	6,387,248	—	117,128	6,504,376	—	(34,730)	(34,730)	6,469,646
Credits from ANAP	15	—	—	15	—	—	—	15
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	8,179	—	42	8,221	—	(91)	(91)	8,130
Subtotal	6,513,248	—	122,644	6,635,892	—	(34,980)	(34,980)	6,600,912
Consumer loans
Consumer loans in installments	2,243,981	—	205,070	2,449,051	—	(180,734)	(180,734)	2,268,317
Current account debtors	301,153	—	2,930	304,083	—	(5,434)	(5,434)	298,649
Credit card debtors	1,041,885	—	20,443	1,062,328	—	(34,886)	(34,886)	1,027,442
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	39	—	989	1,028	—	(374)	(374)	654
Subtotal	3,587,058	—	229,432	3,816,490	—	(221,428)	(221,428)	3,595,062
Total	23,710,471	216,993	770,852	24,698,316	(237,999)	(361,293)	(599,292)	24,099,024

(1)                In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of June 30, 2016 Ch$660,238 million correspond to finance leases for real estate and Ch$710,707 million correspond to finance leases for other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers net, continued:

(a.i)     Loans to Customers, continued:

	As of December 31, 2015
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non- Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,340,497	89,792	383,965	10,814,254	(154,115)	(83,521)	(237,636)	10,576,618
Foreign trade loans	1,318,078	64,849	60,318	1,443,245	(84,282)	(3,286)	(87,568)	1,355,677
Current account debtors	227,063	2,519	9,646	239,228	(5,728)	(4,082)	(9,810)	229,418
Factoring transactions	483,797	2,282	754	486,833	(10,571)	(1,773)	(12,344)	474,489
Commercial lease transactions (1)	1,334,038	15,367	25,651	1,375,056	(6,908)	(11,004)	(17,912)	1,357,144
Other loans and accounts receivable	50,898	257	7,147	58,302	(2,115)	(3,414)	(5,529)	52,773
Subtotal	13,754,371	175,066	487,481	14,416,918	(263,719)	(107,080)	(370,799)	14,046,119
Mortgage loans
Mortgage bonds	49,849	—	3,771	53,620	—	(68)	(68)	53,552
Transferable mortgage loans	82,826	—	1,818	84,644	—	(95)	(95)	84,549
Other residential real estate mortgage loans	6,146,484	—	111,423	6,257,907	—	(34,760)	(34,760)	6,223,147
Credits from ANAP	17	—	—	17	—	—	—	17
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	8,644	—	154	8,798	—	(29)	(29)	8,769
Subtotal	6,287,820	—	117,166	6,404,986	—	(34,952)	(34,952)	6,370,034
Consumer loans
Consumer loans in installments	2,188,881	—	233,217	2,422,098	—	(153,216)	(153,216)	2,268,882
Current account debtors	292,534	—	4,325	296,859	—	(7,476)	(7,476)	289,383
Credit card debtors	991,831	—	24,518	1,016,349	—	(34,968)	(34,968)	981,381
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	50	—	781	831	—	(355)	(355)	476
Subtotal	3,473,296	—	262,841	3,736,137	—	(196,015)	(196,015)	3,540,122
Total	23,515,487	175,066	867,488	24,558,041	(263,719)	(338,047)	(601,766)	23,956,275

(1)                In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31 2015 Ch$653,225 million correspond to finance leases for real estate and Ch$721,831 million correspond to finance leases for other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers net, continued:

Changes in volume of the portfolio in default are caused by the adoption of new regulations issued by the SBIF.

Until December 31, 2015, the Bank included, in the portfolio in default with evaluation group, all operations whose clients meet any of the following conditions:

•                  Greater than or equal to 90 days default, in any of their credits.

•                  Overdraft current account not agreed, for more than 30 days (For individuals without commercial activity declared).

•                  Customer in judicial collection.

•                  In order to change the category of default, 6 months of good internal behavior was required (less than 30 days default).

Due to new regulations (Circular No. 3,584 dated June 22, 2015) which amended the definition of portfolio in default evaluated in groups, from this year the Bank, under this concept, includes customers who meet the following:

The default portfolio includes all investments and 100% of the amount of contingent loans, from debtors that at the end of the month have a default of more than 90 days on interest payment or any credit capital. It will also include debtors granted with a credit to overrule an operation that had more than 60 days late on its payment, as also to those debtors who have undergone forced or partial restructuring debt forgiveness.

Once the circumstances that led to a debtor fall into the default portfolio classification, based on current standard, are amended, at least the following conditions must be met:

•                  No obligation of the debtor with the bank should have more than 30 calendar days overdue.

•                  No new refinancing has been given to pay its obligations.

•                  At least one of the payments includes capital amortization.

•                  If the debtor had some credit with partial payment within less than six months, it has already made two payments.

•                  If the debtor must pay monthly fees for one or more credits, four consecutive installments have been paid.

•                  The debtor does not appear to have unpaid direct debts in the information issued by SBIF, except for insignificant amounts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, net, continued:

(a.ii)    Impaired Portfolio

As of June 30, 2016 and December 31, 2015, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total		Net assets
	June 2016	December 2015	June 2016	December 2015	June 2016	December 2015	June 2016	December 2015	June 2016	December 2015	June 2016	December 2015	June 2016	December 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	13,777,904	13,871,526	468,030	545,392	14,245,934	14,416,918	(237,999)	(263,719)	(104,885)	(107,080)	(342,884)	(370,799)	13,903,050	14,046,119
Mortgage loans	6,513,248	6,287,820	122,644	117,166	6,635,892	6,404,986	—	—	(34,980)	(34,952)	(34,980)	(34,952)	6,600,912	6,370,034
Consumer loans	3,587,058	3,473,296	229,432	262,841	3,816,490	3,736,137	—	—	(221,428)	(196,015)	(221,428)	(196,015)	3,595,062	3,540,122
Total	23,878,210	23,632,642	820,106	925,399	24,698,316	24,558,041	(237,999)	(263,719)	(361,293)	(338,047)	(599,292)	(601,766)	24,099,024	23,956,275

The variation in impaired portfolio between periods June 2016 and December 2015, is due to the change in definition of the non- complying portfolio established in Circular No. 3,584. The above is because the concepts of non-complying loans and impaired loans are equivalent for loans evaluated as a group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, continued:

(b)     Allowances for loan losses:

Movements in allowances for loan losses during periods 2016 and 2015 are as follows:

	Allowances
	Individual	Group	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2015	206,022	322,593	528,615
Charge-offs:
Commercial loans	(8,596)	(21,348)	(29,944)
Mortgage loans	—	(1,360)	(1,360)
Consumer loans	—	(105,041)	(105,041)
Total charge-offs	(8,596)	(127,749)	(136,345)
Sales or transfers of credit	(271)	—	(271)
Allowances established	14,742	135,356	150,098
Balance as of June 30, 2015	211,897	330,200	542,097
Charge-offs:
Commercial loans	(4,629)	(23,413)	(28,042)
Mortgage loans	—	(1,194)	(1,194)
Consumer loans	—	(90,974)	(90,974)
Total charge-offs	(4,629)	(115,581)	(120,210)
Sales or transfers of credit	(2,419)	—	(2,419)
Purchase of loans	12,329	—	12,329
Allowances established	46,541	123,428	169,969
Balance as of December 31, 2015	263,719	338,047	601,766
Charge-offs:
Commercial loans	(6,709)	(22,851)	(29,560)
Mortgage loans	—	(1,756)	(1,756)
Consumer loans	—	(101,209)	(101,209)
Total charge-offs	(6,709)	(125,816)	(132,525)
Sales or transfers of credit	(5,285)	—	(5,285)
Allowances established	—	149,062	149,062
Allowances released	(13,726)	—	(13,726)
Balance as of June 30, 2016	237,999	361,293	599,292

In addition to these allowances for loan losses, the Bank also establishes a country risk provisions to hedge foreign transactions and additional provisions agreed upon by the Board of Directors, which are presented within liabilities in “Provisions” (Note No. 24).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, continued:

Other disclosures:

1.                  As of June 30, 2016 and December 31, 2015, the Bank and its subsidiaries have made purchases and sales of loan portfolios. The effect in income is no more than 5% of net income before taxes, as described in Note 12 (d).

2.                  As of June 30, 2016 and December 31, 2015 the Bank and its subsidiaries have derecognized 100% of its sold loan portfolio and it has been transferred all or substantially all risks and benefits related to these financial assets. (See Note No. 12 letter (e)).

(c)       Finance lease contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable (*)
	June 2016	December 2015	June 2016	December 2015	June 2016	December 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Due within one year	462,338	460,004	(54,995)	(54,353)	407,343	405,651
Due after 1 year but within 2 years	330,146	333,374	(40,591)	(39,913)	289,555	293,461
Due after 2 years but within 3 years	219,327	218,308	(27,389)	(27,287)	191,938	191,021
Due after 3 years but within 4 years	151,356	152,329	(19,122)	(19,090)	132,234	133,239
Due after 4 years but within 5 years	102,618	106,806	(13,784)	(13,652)	88,834	93,154
Due after 5 years	286,280	281,489	(32,122)	(30,492)	254,158	250,997
Total	1,552,065	1,552,310	(188,003)	(184,787)	1,364,062	1,367,523

(*)    The net balance receivable does not include past-due portfolio totaling Ch$6,883 million as of June 30, 2016 (Ch$7,533 million as of December 31, 2015).

The leasing contracts are related to industrial machinery, vehicles and computer equipment. The leasing contracts have an average life of between 3 and 8 years.

(d)                       Purchase of credits:

During the period ended June 30, 2016 the Bank acquired loan portfolio, whose nominal value amounted to Ch$43,291 million. The transaction related to the purchase of portfolio made to a local bank (CorpBanca Bank).

During 2015 the Bank acquired loans portfolio whose nominal value amounted to Ch$649,144 million. The major acquisition was the purchase of a local bank portfolio (Banco Penta).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, continued:

(e)                        Sale or transfer of credits from the loans to customers:

During the period 2016 and 2015 Banco de Chile has carried out transactions of sale or transfer of the loan portfolio, according the following:

As of June 30, 2016
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of outstanding loans	81,661	(5,285)	78,743	2,367
Sale of writte — off loans	—	—	—	—
Total	81,661	(5,285)	78,743	2,367

As of June 30, 2015
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of outstanding loans	310	(271)	310	271
Sale of writte — off loans	—	—	—	—
Total	310	(271)	310	271

(f)                         Securitization of own assets:

During the year 2015 and period as of June 30th 2016, there is no transactions of securitization of own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13,       Investment Securities:

As of June 30, 2016 and December 31, 2015, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	June 2016			December 2015
	Available- for-sale	Held to maturity	Total	Available- for -sale	Held to maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile	50,160	—	50,160	36,258	—	36,258
Bonds issued by the Chilean Government and Central Bank	—	—	—	—	—	—
Promissory notes issued by the Chilean Government and Central Bank	20,996	—	20,996	50,250	—	50,250
Other instruments

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	114,202	—	114,202	87,610	—	87,610
Bonds from domestic banks	7,929	—	7,929	83,960	—	83,960
Deposits from domestic banks	133,103	—	133,103	450,976	—	450,976
Bonds from other Chilean companies	6,621	—	6,621	17,766	—	17,766
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments	187,623	—	187,623	191,537	—	191,537

Instruments issued abroad
Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	62,656	—	62,656	81,644	—	81,644

Total	583,290	—	583,290	1,000,001	—	1,000,001

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.       Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with repurchase agreements sold to clients and financial institutions; totaling Ch$3,054 million as of December 31, 2015 (no instruments sold as of June 30, 2016). The repurchase agreements have an average maturity of 6 days as of December 31, 2015.

In instruments issued abroad are included mainly bank bonds and shares and equity investments instruments.

As of June 30, 2016, the portfolio of financial assets available-for-sale includes a net unrealized gain of Ch$2,682 million, net of tax (net unrealized gain of Ch$39,836 million as of December 31, 2015), recorded in other comprehensive income within equity.

During 2016 and 2015, there is no evidence of impairment of financial assets available-for-sale.

Realized gains and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as available-for-sale. In addition, any unrealized gain or loss previously recognized in equity for these investments is reversed and recorded in the Consolidated Statements of Comprehensive Income.

Gross profits and losses realized on the sale of available-for-sale investments as of June 30, 2016 and 2015 are shown in Note 30 “Net Financial Operating Income”.

Gross profits and losses realized and unrealized on the sale of available-for-sale investments for the six-month period ended as of June 30, 2016 and 2015 are as follows:

	June 2016	June 2015
	MCh$	MCh$

Unrealized (losses)/gains during the period	4,023	15,911
Realized losses/gains (reclassified)	(59,969)	(9,208)
Subtotal	(55,946)	6,703
Income tax	13,428	(1,454)
Total unrealized (losses)/gains during the period	(42,518)	5,249

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.       Investments in Other Companies:

(a)                       This item includes investments in other companies for an amount of Ch$29,352 million as of June 30, 2016 (Ch$28,126 million as of December 31, 2015), which is detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
		June	December	June	December	June	December	June	June
Company	Shareholder	2016	2015	2016	2015	2016	2015	2016	2015
		%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	43,366	40,302	10,989	10,542	351	752
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	13,340	12,758	2,668	2,552	117	137
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	9,965	9,472	2,572	2,444	182	207
Redbanc S.A.	Banco de Chile	38.13	38.13	5,882	5,419	2,243	2,066	252	180
Sociedad Imerc OTC S.A.	Banco de Chile	11.48	11.48	10,392	9,823	1,193	1,128	60	(130)
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	3,518	3,252	1,172	1,084	75	74
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	3,018	2,656	809	712	100	(11)
Soc. Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	5,323	4,955	799	743	53	49
Subtotal Associates				94,804	88,637	22,445	21,271	1,190	1,258

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	8,141	7,778	4,071	3,889	182	87
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,125	1,378	562	689	155	103
Subtotal Joint Ventures				9,266	9,156	4,633	4,578	337	190

Subtotal				104,070	97,793	27,078	25,849	1,527	1,448

Investments valued at cost (1)
Bolsa de Comercio de Santiago S.A.						1,646	1,646	273	270
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)						309	309	31	27
Bolsa Electrónica de Chile S.A.						257	257	—	—
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)						54	57	—	—
CCLV Contraparte Central S.A.						8	8	—	—
Subtotal						2,274	2,277	304	297
Total						29,352	28,126	1,831	1,745

(1) Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.       Investments in Other Companies, continued:

(b)                       The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2016 and 2015 are detailed as follows:

	June 2016	June 2015
	MCh$	MCh$

Initial book value	28,126	25,312
Acquisition of investments	—	—
Participation in net income	1,527	1,448
Dividends receivable	(198)	(137)
Dividends received	(506)	(632)
Payment of dividends	403	434
Total	29,352	26,425

(c)                        During the six-month period ended as of June 30, 2016 and December 31, 2015 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                    Intangible Assets:

(a)                     As of June 30, 2016 and December 31, 2015 intangible assets are detailed as follows:

	Years
	Useful Life		Remaining amortization		Gross balance		Accumulated Amortization		Net balance
	June	December	June	December	June	December	June	December	June	December
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
					MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Software or computer programs	6	6	4	4	103,580	100,000	(76,380)	(73,281)	27,200	26,719
Total					103,580	100,000	(76,380)	(73,281)	27,200	26,719

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                    Intangible Assets, continued:

(b)                       Movements in intangible assets during the six-month period ended as of June 30, 2016 and December 31, 2015 are as follows:

	June 2016
	Software or computer programs	Other intangibles	Total
	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2016	100,000	—	100,000
Acquisition	4,757	—	4,757
Disposals/ write-downs	(1,177)	—	(1,177)
Impairment loss	—	—	—
Total	103,580	—	103,580

Accumulated Amortization
Balance as of January 1, 2016	(73,281)	—	(73,281)
Amortization for the period (*)	(4,277)	—	(4,277)
Disposals/ write-downs	1,178	—	1,178
Total	(76,380)	—	(76,380)

Balance as of June 30, 2016	27,200	—	27,200

	December 2015
	Software or computer programs	Other intangibles	Total
	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2015	92,225	—	92,225
Acquisition	8,519	—	8,519
Disposals/ write-downs	(685)	—	(685)
Impairment loss	(59)	—	(59)
Total	100,000	—	100,000

Accumulated Amortization
Balance as of January 1, 2015	(65,632)	—	(65,632)
Amortization for the year (*)	(8,331)	—	(8,331)
Disposals/ write-downs	682	—	682
Total	(73,281)	—	(73,281)

Balance as of December 31, 2015	26,719	—	26,719

(*)                      See Note No. 35 Depreciation, amortization and impairment.

(c)                       As of June 30, 2016 and December 31, 2015, the Bank has the following technological developments:

	Amount of Commitment
	June	December
Detail	2016	2015
	MCh$	MCh$

Software and licenses	3,577	5,779

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.                    Property and equipment:

(a)                       The detail of this item as of June 30, 2016 and December 31, 2015 is as follow:

	Gross balance		Accumulated depreciation		Net Balance
	June	December	June	December	June	December
	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type Property and equipment:

Land and Buildings	296,413	292,166	(130,802)	(126,568)	165,611	165,598
Equipment	174,860	167,874	(133,856)	(127,644)	41,004	40,230
Others	48,692	47,960	(39,068)	(38,117)	9,624	9,843
Total	519,965	508,000	(303,726)	(292,329)	216,239	215,671

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.                    Property and equipment, continued:

(b)                       As of June 30, 2016 and December 31, 2015, this account and its movements are detailed as follows:

	June 2016
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2016	292,166	167,874	47,960	508,000
Reclassifications	—	—	—	—
Additions	4,248	7,447	1,002	12,697
Disposals/write-downs	(1)	(457)	(270)	(728)
Transfers	—	—	—	—
Impairment loss (*)	—	(4)	—	(4)
Total	296,413	174,860	48,692	519,965

Accumulated Depreciation
Balance as of January 1, 2016	(126,568)	(127,644)	(38,117)	(292,329)
Reclassifications	—	(4)	4	—
Depreciation charges in the period (*) (**)	(4,235)	(6,652)	(1,218)	(12,105)
Sales and disposals in the period	1	458	249	708
Transfers	—	(14)	14	—
Total	(130,802)	(133,856)	(39,068)	(303,726)

Balance as of June 30, 2016	165,611	41,004	9,624	216,239

	December 2015
	Land and Buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2015	285,755	151,911	43,773	481,439
Reclassifications	625	—	859	1,484
Acquisitions	7,909	18,746	4,821	31,476
Disposals	(2,051)	(2,769)	(1,381)	(6,201)
Transfers	—	(11)	11	—
Impairment loss (***)	(72)	(3)	(123)	(198)
Total	292,166	167,874	47,960	508,000

Accumulated Depreciation
Balance as of January 1, 2015	(120,084)	(119,842)	(36,110)	(276,036)
Reclassifications	(110)	—	(882)	(992)
Depreciation for the year (**)	(8,117)	(10,567)	(2,143)	(20,827)
Disposals and sales of period	1,743	2,764	1,019	5,526
Transfers	—	1	(1)	—
Total	(126,568)	(127,644)	(38,117)	(292,329)

Balance as of December 31, 2015	165,598	40,230	9,843	215,671

(*)                                 See Note No. 35 Depreciation, Amortization and Impairment.

(**)                          This amount does not include depreciation charges of the period for investments properties. This amount is included in item “Other Assets” for Ch$184 million (Ch$379 million as of December 31, 2015).

(***)                   This amount does not include charge-offs provision of Property and Equipment of Ch$6 million as of December 31, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.                    Property and equipment, continued:

(c)                       As of June 30, 2016 and 2015, the Bank has operating lease agreements in which it acts as lessee that cannot be terminated unilaterally; information on future payments is detailed as follows:

		June 2016
	Expense for the period	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	16,115	2,750	5,346	20,229	43,245	26,347	41,781	139,698

		June 2015
	Expense for the period	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	15,122	2,532	5,058	20,069	39,566	28,142	42,178	137,545

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s Interim Condensed Consolidated Statement of Financial Position.

The Bank has entered into commercial leases of real estate. These leases have an average life of 10 years. There are no restrictions placed upon the lessee by entering into the lease.

(d)                       As of June 30, 2016 and December 31, 2015, the Bank does not have any finance lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of June 30, 2016 and as of December 31, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                    Current Taxes and Deferred Taxes:

(a)                      Current Taxes:

As of each period end, the Bank and its subsidiaries have established a First Category Income Tax Provision determined in accordance with current tax laws. This provision is presented net of recoverable taxes, detailed as follows:

	June	December
	2016	2015
	MCh$	MCh$

Income taxes	62,325	121,585
Tax from previous period	400	—
Tax on non-deductible expenses (35%)	1,877	2,805
Less:
Monthly prepaid taxes (PPM)	(49,196)	(94,813)
Credit for training expenses	(77)	(1,931)
Contributions Real Estate	—	(896)
Others	(784)	(2,036)
Total	14,545	24,714

Tax rate	24.0%	22.5%

	June	December
	2016	2015
	MCh$	MCh$

Current tax assets	2,072	3,279
Current tax liabilities	(16,617)	(27,993)
Total tax receivable (payable)	(14,545)	(24,714)

(b)                      Income Tax:

The Bank’s tax expense recorded for the six-month period ended as of June 30, 2016 and 2015 as follows:

	June	June
	2016	2015
	MCh$	MCh$
Income tax expense:
Current year taxes	63,859	47,902
Tax from previous period	1,050	(1,851)
Subtotal	64,909	46,051
Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	(14,930)	(3,129)
Effect of exchange rates on deferred tax	(4,333)	(3,626)
Subtotal	(19,263)	(6,755)
Non-deductible expenses (Art. 21 Income Tax Law)	1,877	1,610
Others	(272)	(788)
Net charge to income for income taxes	47,251	40,118

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                    Current and Deferred Taxes, continued:

(c)                       Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of June 30, 2016 and 2015:

	June		June
	2016		2015
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	24.00	79,383	22.50	73,174
Additions or deductions	(0.39)	(1,283)	(0.07)	(227)
Subordinated debt	(5.25)	(17,349)	(5.35)	(17,387)
Price-level restatement	(4.40)	(14,563)	(2.97)	(9,674)
Tax from previous period	0.32	1,050	(0.57)	(1,851)
Non-deductible expenses tax	0.57	1,877	0.50	1,610
Effect in deferred taxes (changes in tax rate)	(1.31)	(4,333)	(1.12)	(3,626)
Other	0.75	2,469	(0.58)	(1,901)
Effective rate and income tax expense	14.29	47,251	12.34	40,118

The effective rate for income tax for the period ended as of June 30, 2016 is 14.29% (12.34% in June 2015).

On December 29, 2015, Law 20,780 published in the Official Journal, amended the income tax and introduces various adjustments in the tax system.

On February 8, 2016, it was published Law 20,899, which made changes to the Law 20,780, specifically as it is related to the regime applicable to corporations.

Article 8 of Law 20,899, it established that corporations must apply the tax regime of first category with partial deduction of the credit in the final taxes and it has maintained transiently the increased tax rates first category according to the following table:

Year	Rate
2014	21.0%
2015	22.5%
2016	24.0%
2017	25.5%
2018	27.0%

The effect on income by deferred taxes produced by the tax rate change was a credit in income for an amount of Ch$4,333 million (Ch$3,626 million in 2015).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                    Current and Deferred Taxes, continued:

(d)                      Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their financial statements.

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balances as of December	Effect		Balances as of June 30,
	31, 2015	Income	Equity	2016
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	178,168	17,726	—	195,894
Personnel provisions	7,867	(2,264)	—	5,603
Staff vacation	6,268	266	—	6,534
Accrued interests and indexation adjustments from impaired loans	4,024	(142)	—	3,882
Staff severance indemnities provisions	1,352	1,119	—	2,471
Provision of credit cards expenses	13,628	(853)	—	12,775
Provision of accrued expenses	11,788	1,500		13,288
Leasing	18,239	9,241	—	27,480
Other adjustments	14,638	(435)	—	14,203
Total debit differences	255,972	26,158	—	282,130

Credit Differences:
Depreciation and price-level restatement of property and equipment	13,163	612	—	13,775
Adjustment for valuation of financial assets available-for-sale	12,582	—	(13,428)	(846)
Transitory assets	2,640	3,066	—	5,706
Loans accrued to effective rate	2,565	(276)	—	2,289
Other adjustments	2,003	3,493	—	5,496
Total credit differences	32,953	6,895	(13,428)	26,420

Deferred tax assets (liabilities), net	223,019	19,263	13,428	255,710

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                    Current Taxes and Deferred Taxes, continued:

(d)                      Effect of deferred taxes on income and equity:

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balance as of December	Effect		Balance as of June 30,	Effect		Balance as of December
	31, 2014	Income	Equity	2015	Income	Equity	31, 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	146,562	5,861	—	152,423	25,745	—	178,168
Personnel provisions	9,314	(5,022)	—	4,292	3,575	—	7,867
Liabilitites with repurchase agreement	—	105	—	105	(105)	—	—
Staff vacations	5,489	287	—	5,776	492	—	6,268
Accrued interest and indexation adjustments from impaired loans	3,738	47	—	3,785	239	—	4,024
Staff severance indemnities provision	1,460	(166)	—	1,294	49	9	1,352
Provisions of credit card expenses	10,637	856	—	11,493	2,135	—	13,628
Provisions of accrued expenses	11,466	1,086	99	12,651	(866)	3	11,788
Leasing	—	—	—	—	18,239	—	18,239
Other adjustments	14,203	248	—	14,451	187	—	14,638
Total debit differences	202,869	3,302	99	206,270	49,690	12	255,972

Credit differences:
Depreciation of property and equipment and investment properties	14,304	(669)	—	13,635	(472)	—	13,163
Adjustment for valuation financial assets available-for-sale	9,860	—	1,454	11,314	—	1,268	12,582
Leasing equipment	2,992	(2,992)	—	—	—	—	—
Transitory assets	2,478	2,060	—	4,538	(1,898)	—	2,640
Derivative instruments adjustment	13	(13)	—	—	—	—	—
Accrued interest to effective rate	2,308	(138)	—	2,170	395	—	2,565
Other adjustments	3,074	(1,701)	(1)	1,372	630	1	2,003
Total credit differences	35,029	(3,453)	1,453	33,029	(1,345)	1,269	32,953

Total Assets (Liabilities) net	167,840	6,755	(1,354)	173,241	51,035	(1,257)	223,019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                    Other Assets:

(a)                     Item detail:

At the end of each period, other assets are detailed as follows:

	June	December
	2016	2015
	MCh$	MCh$

Assets held for leasing (*)	101,319	117,332

Assets received or awarded as payment (**)
Assets awarded in judicial sale	3,077	5,644
Assets received in lieu of payment	492	785
Provision for assets received in lieu of payment	(115)	(176)
Subtotal	3,454	6,253

Other Assets
Deposits by derivatives margin	170,974	226,213
Other accounts and notes receivable	77,807	21,644
Documents intermediated (***)	28,660	30,729
Servipag available funds	15,661	13,922
Prepaid expenses	15,580	6,915
Investment properties	14,858	15,041
Recoverable income taxes	8,639	8,718
VAT receivable	7,742	10,143
Commissions receivable	6,989	7,558
Pending transactions	3,382	3,472
Rental guarantees	1,794	1,743
Materials and supplies	646	643
Recovered leased assets for sale	508	625
Accounts receivable for sale of assets received in lieu of payment	164	752
Others	14,019	12,795
Subtotal	367,423	360,913
Total	472,196	484,498

(*)                    These correspond to property and equipment to be given under a finance lease.

(**)             Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must at no time exceed, in the aggregate, 20% of the Bank’s effective equity. These assets represent 0.0139% (0.0227% as of December 31, 2015) of the Bank’s effective equity.

The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed towards the Bank. The assets awarded at judicial sales are not subject to the aforementioned requirement. These properties are non- current assets available-for-sale. For most assets, the sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

The provision for assets received in lieu of payment is recorded as indicated in the Compendium of Accounting Standards, which indicate to recognize a provision for the difference between the initial value plus any additions and its realizable value when the former is greater.

(***)      This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                    Other Assets, continued:

(b)                       Movements in the provision for assets received in lieu of payment during the six-month period ended as of June 30, 2016 and 2015 are detailed as follows:

Provision for assets	MCh$

Balance as of January 1, 2015	207
Provisions used	(15)
Provisions established	—
Provisions released	(74)
Balance as of June 30, 2015	118
Provisions used	(166)
Provisions established	224
Provisions released	—
Balance as of December 31, 2015	176
Provisions used	(278)
Provisions established	217
Provisions released	—
Balance as of June 30, 2016	115

19.                    Current accounts and Other Demand Deposits:

At the end of each period, current accounts and other demand deposits are detailed as follows:

	June	December
	2016	2015
	MCh$	MCh$

Current accounts	6,438,293	6,900,590
Other demand deposits	942,359	892,485
Other demand deposits and accounts	478,978	533,973
Total	7,859,630	8,327,048

20.                    Savings accounts and Time Deposits:

At the end of each period, savings accounts and time deposits are detailed as follows:

	June	December
	2016	2015
	MCh$	MCh$

Time deposits	10,258,243	9,529,974
Term savings accounts	215,213	205,171
Other term balances payable	131,901	172,547
Total	10,605,357	9,907,692

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.                    Borrowings from Financial Institutions:

(a)                     At the end of each period, borrowings from financial institutions are detailed as follows:

	June	December
	2016	2015
	MCh$	MCh$

Domestic banks	12	—

Foreign banks
Foreign trade financing
Citibank N.A.	271,448	283,803
The Bank of New York Mellon	139,434	149,617
HSBC Bank	113,181	121,027
Bank of America	109,170	150,208
Canadian Imperial Bank of Commerce	80,215	166,918
Bank of Nova Scotia	66,423	94,298
Standard Chartered Bank	33,934	56,975
Wells Fargo Bank	33,382	112,933
Sumitomo Mitsui Banking	33,173	35,421
ING Bank	30,049	31,873
Toronto Dominion Bank	29,890	63,788
Zuercher Kantonalbank	13,951	22,011
Commerzbank A.G.	2,893	1,446
Bank of Montreal	—	92,096
Others	816	840
Borrowings and other obligations
Wells Fargo Bank	99,754	106,463
Citibank N.A.	8,999	37,571
Others	4,391	2,333
Subtotal foreign trade financing	1,071,103	1,529,621

Chilean Central Bank	5	6

Total	1,071,120	1,529,627

(b)                     Chilean Central Bank Obligations

Debts to the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	June 2016	December 2015
	MCh$	MCh$

Borrowings and other obligations	—	—
Total credit lines for the renegotiation of loans	5	6
Total	5	6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued:

At the end of each period, debt issued is detailed as follows:

	June	December
	2016	2015
	MCh$	MCh$

Mortgage bonds	39,277	46,381
Bonds	5,333,419	5,270,214
Subordinated bonds	638,552	785,613
Total	6,011,248	6,102,208

During the period ended as of June 30, 2016, Banco de Chile issued bonds by an amount of Ch$708,048 million, of which corresponds to Unsubordinated bonds and Commercial papers by an amount of Ch$419,722 million and Ch$288,326 million respectively, according to the following details:

Bonds

Serie	Amount	Terms Years	Rate	Currency	Issue date	Maturity date
	MCh$		%

BCHIAR0613	8,497	10	3.60	UF	29/01/2016	29/01/2026
BCHIAR0613	10,869	10	3.60	UF	18/02/2016	18/02/2026
BCHIBJ0915	53,553	10	2.90	UF	25/05/2016	25/05/2026
BCHIBF0915	79,626	8	2.70	UF	25/05/2016	25/05/2024
BCHIBK0915	53,485	11	2.90	UF	25/05/2016	25/05/2027
BCHIBL1115	79,806	11	2.90	UF	25/05/2016	25/05/2027
BCHIBA0815	53,480	5	2.50	UF	29/06/2016	29/06/2021
BCHIBI1115	80,406	10	2.90	UF	29/06/2016	29/06/2026
Total as of June 30, 2016	419,722

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

Commercial Papers

Counterparty	Amount	Interest rate	Currency	Issued date	Maturity date
	MCh$	%

Merrill Lynch	14,717	0.94	USD	04/01/2016	05/07/2016
JP. Morgan Chase	30,879	0.70	USD	05/01/2016	04/04/2016
Wells Fargo Bank	10,883	0.62	USD	14/01/2016	13/04/2016
Citibank N.A.	10,810	0.95	USD	25/01/2016	22/07/2016
Citibank N.A.	10,723	0.75	USD	27/01/2016	23/05/2016
Citibank N.A.	11,362	0.95	USD	28/01/2016	27/07/2016
Citibank N.A.	3,551	0.75	USD	28/01/2016	27/05/2016
Merrill Lynch	3,535	0.90	USD	03/02/2016	02/08/2016
Merrill Lynch	10,745	0.68	USD	03/02/2016	04/05/2016
JP. Morgan Chase	19,943	0.65	USD	04/04/2016	01/07/2016
Merrill Lynch	4,690	1.25	USD	04/05/2016	28/04/2017
Merrill Lynch	13,296	0.95	USD	06/05/2016	03/11/2016
Citibank N.A.	12,217	0.77	USD	10/05/2016	08/09/2016
Wells Fargo Bank	10,181	1.07	USD	10/05/2016	10/02/2017
Merrill Lynch	10,203	0.56	USD	11/05/2016	12/07/2016
Citibank N.A.	41,097	0.59	USD	12/05/2016	11/07/2016
Citibank N.A.	10,274	0.98	USD	12/05/2016	09/11/2016
Citibank N.A.	18,155	0.79	USD	16/05/2016	16/09/2016
Citibank N.A.	27,614	0.59	USD	18/05/2016	18/07/2016
Citibank N.A.	1,990	0.98	USD	15/06/2016	15/11/2016
Wells Fargo Bank	11,461	1.25	USD	22/06/2016	21/06/2017
Total as of June 30, 2016	288,326

As of June 30, 2016 the Bank has no issued subordinated bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

During the period ended as of December 31, 2015, Banco de Chile issued bonds by an amount of Ch$2,470,407 million, of which corresponds to Unsubordinated bonds and commercial papers by an amount of Ch$1,342,224 million and Ch$1,128,183 million respectively, according to the following details:

Bonds

Serie	Amount	Terms Years	Rate	Currency	Issue date	Maturity date
	MCh$		%

BCHIAI0213	17,132	6	3.40	UF	17/02/2015	17/02/2021
BCHIAM0413	40,425	8	3.60	UF	20/02/2015	20/02/2023
BCHIAB1211	80,282	15	3.50	UF	27/02/2015	27/02/2030
BCHIAM0413	4,881	8	3.60	UF	13/03/2015	13/03/2023
BCHIAM0413	5,972	8	3.60	UF	19/03/2015	19/03/2023
BCHIAM0413	11,225	8	3.60	UF	06/04/2015	06/04/2023
BCHIAM0413	2,673	8	3.60	UF	07/04/2015	07/04/2023
BCHIAZ0613	53,874	14	3.60	UF	17/04/2015	17/04/2029
BONO USD	30,596	6	LIBOR 3 M + 0.69	USD	30/04/2015	30/04/2021
BCHIAM0413	15,242	8	3.60	UF	08/05/2015	08/05/2023
BCHIAP0213	29,715	9	3.60	UF	15/05/2015	15/05/2024
BCHIAP0213	7,435	9	3.60	UF	18/05/2015	18/05/2024
BCHIAP0213	2,658	9	3.60	UF	22/05/2015	22/05/2024
BCHIAP0213	13,308	9	3.60	UF	27/05/2015	27/05/2024
BCHIAO0713	14,072	8	3.40	UF	09/06/2015	09/06/2023
BCHIAO0713	21,146	8	3.40	UF	10/06/2015	10/06/2023
BCHIAO0713	4,518	8	3.40	UF	15/06/2015	15/06/2023
BCHIAO0713	4,653	8	3.40	UF	16/06/2015	16/06/2023
BCHIAO0713	10,639	8	3.40	UF	18/06/2015	18/06/2023
BCHIAO0713	9,315	8	3.40	UF	23/06/2015	23/06/2023
BCHIAW0213	80,003	13	3.60	UF	25/06/2015	25/06/2028
BCHIAO0713	22,367	8	3.40	UF	03/07/2015	03/07/2023
BCHIAO0713	3,692	8	3.40	UF	07/07/2015	07/07/2023
BCHIAX0613	16,068	13	3.60	UF	08/07/2015	08/07/2028
BCHIAX0613	37,494	13	3.60	UF	09/07/2015	09/07/2028
BCHIAO0713	4,255	8	3.40	UF	10/07/2015	10/07/2023
BCHIAO0713	2,681	8	3.40	UF	22/07/2015	22/07/2023
BCHIAS0513	9,550	10	3.60	UF	28/07/2015	28/07/2025
BCHIUY1211	80,744	14	3.50	UF	06/08/2015	06/08/2029
BCHIAS0513	9,334	10	3.60	UF	13/08/2015	13/08/2025
BCHIAK0613	81,154	7	3.40	UF	14/08/2015	14/08/2022
BCHIAS0513	3,297	10	3.60	UF	18/08/2015	18/08/2025
BCHIAS0513	6,046	10	3.60	UF	19/08/2015	19/08/2025
BCHIUW1011	54,750	13	3.50	UF	24/08/2015	24/08/2028
BCHIUW1011	55,117	13	3.50	UF	31/08/2015	31/08/2028
BCHIAN0513	54,642	8	3.60	UF	07/10/2015	07/10/2023
BCHIAS0513	4,127	10	3.60	UF	14/10/2015	14/10/2025
BCHIUX0212	80,796	13	3.50	UF	14/10/2015	14/10/2028
BONO HKD	53,957	10	3.05	HKD	20/10/2015	20/10/2025
BCHIAQ0213	81,748	10	3.60	UF	06/11/2015	06/11/2025
BCHIAT0613	82,318	11	3.50	UF	06/11/2015	06/11/2026
BCHIAR0613	62,985	10	3.60	UF	06/11/2015	06/11/2025
BONO EUR	35,880	10	1.66	EUR	16/11/2015	16/11/2025
BONO USD	35,411	5	LIBOR 3 M + 1.15	USD	16/12/2015	16/12/2020
BCHIAS0513	4,047	10	3.60	UF	18/12/2015	18/12/2025
Total as of December 31, 2015	1,342,224

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

Commercial Papers

Counterparty	Amount	Rate	Currency	Issued date	Maturity date
	MCh$	%
Merrill Lynch	15,425	0.32	USD	05/01/2015	06/04/2015
Goldman Sachs	15,380	0.33	USD	07/01/2015	10/04/2015
Goldman Sachs	30,638	0.33	USD	08/01/2015	08/04/2015
Wells Fargo Bank	12,255	0.32	USD	08/01/2015	08/04/2015
Wells Fargo Bank	3,077	0.43	USD	12/01/2015	13/07/2015
Merrill Lynch	9,421	0.46	USD	21/01/2015	21/07/2015
Merrill Lynch	9,421	0.60	USD	21/01/2015	16/10/2015
JP. Morgan Chase	49,944	0.37	USD	22/01/2015	22/04/2015
Wells Fargo Bank	16,262	0.32	USD	10/02/2015	11/05/2015
Wells Fargo Bank	2,502	0.47	USD	10/02/2015	10/08/2015
JP. Morgan Chase	48,215	0.35	USD	03/03/2015	02/06/2015
Wells Fargo Bank	4,393	0.82	USD	06/03/2015	04/03/2016
Merrill Lynch	15,690	0.42	USD	06/03/2015	06/08/2015
JP. Morgan Chase	31,395	0.35	USD	09/03/2015	08/06/2015
Wells Fargo Bank	2,569	0.48	USD	17/03/2015	14/09/2015
Merrill Lynch	4,975	0.42	USD	20/03/2015	06/08/2015
Merrill Lynch	3,122	0.48	USD	23/03/2015	17/09/2015
JP. Morgan Chase	31,951	0.38	USD	23/03/2015	22/06/2015
Wells Fargo Bank	25,079	0.35	USD	30/03/2015	30/06/2015
JP. Morgan Chase	37,467	0.48	USD	06/04/2015	02/10/2015
JP. Morgan Chase	14,519	0.38	USD	06/04/2015	06/07/2015
Goldman Sachs	42,858	0.35	USD	08/04/2015	08/07/2015
Citibank N.A.	15,506	0.35	USD	10/04/2015	06/07/2015
JP. Morgan Chase	16,524	0.40	USD	17/04/2015	17/08/2015
JP. Morgan Chase	49,536	0.40	USD	22/04/2015	03/08/2015
Wells Fargo Bank	15,856	0.34	USD	11/05/2015	10/08/2015
JP. Morgan Chase	48,721	0.40	USD	02/06/2015	02/09/2015
JP. Morgan Chase	31,567	0.40	USD	08/06/2015	08/09/2015
Wells Fargo Bank	3,796	0.52	USD	19/06/2015	16/12/2015
JP. Morgan Chase	32,321	0.36	USD	22/06/2015	17/09/2015
Wells Fargo Bank	2,620	0.27	USD	30/06/2015	17/09/2015
Wells Fargo Bank	10,162	0.37	USD	30/06/2015	02/10/2015
Wells Fargo Bank	12,782	0.59	USD	30/06/2015	04/01/2016
JP. Morgan Chase	15,222	0.39	USD	06/07/2015	05/10/2015
Citibank N.A.	16,030	0.36	USD	06/07/2015	05/10/2015
Goldman Sachs	45,651	0.36	USD	08/07/2015	08/10/2015
Merrill Lynch	10,419	0.72	USD	21/07/2015	15/04/2016
Wells Fargo Bank	3,390	0.54	USD	04/08/2015	03/02/2016
Wells Fargo Bank	33,904	0.31	USD	04/08/2015	30/09/2015
Merrill Lynch	19,664	0.36	USD	04/08/2015	04/11/2015
Merrill Lynch	22,323	0.36	USD	06/08/2015	04/11/2015
Wells Fargo Bank	11,549	0.93	USD	06/08/2015	04/08/2016
Wells Fargo Bank	6,773	0.36	USD	07/08/2015	13/11/2015
Wells Fargo Bank	6,740	0.93	USD	10/08/2015	05/08/2016
Wells Fargo Bank	13,634	0.45	USD	11/08/2015	08/12/2015
Citibank N.A.	18,710	0.45	USD	18/08/2015	16/11/2015
JP. Morgan Chase	69,151	0.51	USD	02/09/2015	02/12/2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

Commercial Papers, continued:

Counterparty	Amount	Rate	Currency	Issued date	Maturity date
	MCh$	%

JP. Morgan Chase	34,541	0.51	USD	08/09/2015	08/12/2015
JP. Morgan Chase	42,393	0.50	USD	02/10/2015	05/01/2016
Citibank N.A.	17,092	0.50	USD	05/10/2015	08/01/2016
JP. Morgan Chase	17,092	0.50	USD	05/10/2015	08/01/2016
Merrill Lynch	10,224	0.78	USD	14/10/2015	11/07/2016
Merrill Lynch	13,829	0.65	USD	04/11/2015	04/05/2016
Merrill Lynch	26,100	0.45	USD	04/11/2015	03/02/2016
Wells Fargo Bank	3,554	0.82	USD	15/12/2015	13/06/2016
Merrill Lynch	4,249	1.10	USD	17/12/2015	13/12/2016
Total as of December 31, 2015	1,128,183

As of December 31, 2015 the Bank has no issued subordinated bonds.

The Bank has not had breaches of capital and interest with respect to its debts instruments and has complied with its debt covenants and other compromises related to debt issued during periods 2016 and 2015,

23.                    Other Financial Obligations:

At the end of each period, other financial obligations are detailed as follows:

	June	December
	2016	2015
	MCh$	MCh$

Other Chilean obligations	92,675	132,136
Public sector obligations	39,163	40,945
Total	131,838	173,081

24.                    Provisions:

(a)                       At the end of each period, provisions and accrued expenses are detailed as follows:

	June	December
	2016	2015
	MCh$	MCh$

Provision for minimum dividends	142,975	324,469
Provisions for personnel benefits and payroll expenses	61,565	74,791
Provisions for contingent loan risks	50,795	59,213
Provisions for contingencies:
Additional loan provisions (*)	213,252	161,177
Country risk provisions	5,637	4,260
Other provisions for contingencies	21,940	15,133
Total	496,164	639,043

(*)     On June 30th, 2016 additional provision has been made for Ch$52,075 millon (Ch$30,921 million during period 2015). See Note No. 24 (b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.   Provisions, continued:

(b)         The following table details the movements in provisions and accrued expenses during the six-month period ended as of June 30, 2016 and December 31, 2015:

	Minimum	Personnel benefits and	Contingent	Additional loan	Country risk provisions and other
	dividends	payroll	loan Risks	provisions	contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2015	324,588	81,515	54,077	130,256	11,278	601,714
Provisions established	175,579	27,875	664	—	2,744	206,862
Provisions used	(324,588)	(53,059)	—	—	(247)	(377,894)
Provisions released	—	—	—	—	—	—
Balances as of June 30, 2015	175,579	56,331	54,741	130,256	13,775	430,682
Provisions established	148,890	32,333	4,472	30,921	5,618	222,234
Provisions used	—	(13,873)	—	—	—	(13,873)
Provisions released	—	—	—	—	—	—
Balances as of December 31, 2015	324,469	74,791	59,213	161,177	19,393	639,043
Provisions established	142,975	32,277	—	52,075	8,440	235,767
Provisions used	(324,469)	(45,503)	—	—	(256)	(370,228)
Provisions released	—	—	(8,418)	—	—	(8,418)
Balances as of June 30, 2016	142,975	61,565	50,795	213,252	27,577	496,164

(c)          Provisions for personnel benefits and payroll:

	June	December
	2016	2015
	MCh$	MCh$

Vacation accrual	25,710	25,480
Short-term personnel benefits	19,691	34,307
Pension plan- defined benefit plan	9,280	10,728
Other benefits	6,884	4,276
Total	61,565	74,791

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(d)                     Pension plan — Defined benefit plan:

(i)                        Movement in the defined benefit obligations are as follow:

	June	June
	2016	2015
	MCh$	MCh$

Opening defined benefit obligation	10,728	11,471
Increase in provisions	211	306
Benefit paid	(1,659)	(1,142)
Actuarial gains	—	—
Total	9,280	10,635

(ii)                     Net benefits expenses:

	June	June
	2016	2015
	MCh$	MCh$

Current service cost	(206)	(146)
Interest cost of benefits obligations	417	452
Effect of change in actuarial factors	—	—
Net benefit expenses	211	306

(iii)                  Assumptions used to determine pension obligations:

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	June	December
	2016	2015
	%	%

Discount rate	4.60	4.60
Annual salary increase	5.41	5.41
Payment probability	99.99	99.99

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out as of December 31, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(e)                        Movements in provisions for incentive plans:

	June	June
	2016	2015
	MCh$	MCh$

Balances as of January 1,	34,307	29,678
Provisions established	17,447	14,748
Provisions used	(32,063)	(28,422)
Provisions release	—	—
Total	19,691	16,004

(f)                         Movements in vacations accruals:

	June	June
	2016	2015
	MCh$	MCh$

Balances as of January 1,	25,480	23,727
Provisions established	3,486	2,872
Provisions used	(3,256)	(2,457)
Provisions release	—	—
Total	25,710	24,142

(g)                        Employee share-based benefits provision:

As of June 30, 2016 and 2015, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)                       Contingent loan provisions:

As of June 30, 2016 and December 31, 2015, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$50,795 million (Ch$59,213 million as of December 31, 2015).  See Note No. 26 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.                    Other Liabilities:

At the end of each period, other liabilities are detailed as follows:

	June	December
	2016	2015
	MCh$	MCh$

Accounts and notes payable (*)	154,393	121,419
Unearned income	5,983	6,644
Dividends payable	1,395	1,255

Other liabilities
Cobranding	49,843	54,006
Documents intermediated (**)	49,274	39,735
Securities unliquidated	20,110	3,429
VAT debit	12,767	13,235
Leasing deferred gains	5,249	6,040
Insurance payments	1,961	634
Transactions in progress	784	767
Others	11,915	12,148
Total	313,674	259,312

(*)             It comprises obligations that do not correspond to transactions in the line of business, such as withholding tax, pension and healthcare contributions, insurance payable, balances of prices for the purchase of materials and provisions for expenses pending payment.

(**)      This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments:

(a)                       Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Interim Condensed Consolidated Statement of Financial Position, they contain credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries record the following balances related to such commitments and responsibilities, which fall within its line of business, in off-balance-sheet accounts:

	June	December
	2016	2015
	MCh$	MCh$
Contingent loans
Guarantees and surety bonds	298,978	389,727
Confirmed foreign letters of credit	32,661	33,871
Issued letters of credit	166,189	122,060
Bank guarantees	2,079,148	2,058,813
Immediately available credit lines	7,248,733	7,224,242
Other commitments	176,505	204,862

Transactions on behalf of third parties
Collections	130,823	217,479
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	9,841	18,563
Other Financial assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	183,504	151,375
Other Financial assets acquired on its own behalf	—	—

Fiduciary activities
Securities held in safe custody in the Bank	9,223,165	8,248,416
Securities held in safe custody in other entities	5,100,818	5,006,510
Total	24,650,365	23,675,918

The prior information only includes the most significant balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(b)                     Lawsuits and legal proceedings:

(b.1)          Legal contingencies within the ordinary course of business:

At the date of issuance of these consolidated financial statements, there are actions filed against the Bank and its subsidiaries related with the ordinary course operations. As of June 30, 2016 the Bank has established provisions for this concept in the amount of Ch$21,680 million (Ch$14,877 million as of December 31, 2015), recorded within “Provisions” in the Interim Condensed Consolidated Statement of Financial Position.

Among these actions, there is the following:

•                 Collective action filed by the National Consumer Service (Servicio Nacional del Consumidor) in accordance with Law No. 19,496. This action seeks to challenge some clauses of the “Person Products Unified Agreement” (Contrato Unificado de Productos de Personas) regarding fees on credit lines for overdraft and validity of the tacit consent to changes in fees, charges and other conditions in consumer contracts.

•                 Collective action filed by the National Corporation of Consumers and Users of Chile (Corporación Nacional de Consumidores y Usuarios de Chile) that challenge some clauses of the “Person Products Unified Agreement” (Contrato Unificado de Productos de Personas) regarding fees on credit lines for overdraft and validity of the tacit consent to changes in fees, charges and other conditions in consumer contracts, along with the outsourcing of certain services related to our clients’ current account data.

•                 Collective action filed by the National Organization of Consumers and Users of Chile (“Organización de Consumidores y Usuarios de Chile”) that requests the Court to declare abusive and void certain provisions of the Person Products Unified Agreement regarding the use of self-service channels (internet, ATMs, telephone banking) and Credit Cards. Such provisions refer to the user’s duty to act with diligence and care with respect to passwords as well as the responsibility they have in case of disclosure to third parties, and the use by such third parties of them.

The following table presents estimated date of completion of the respective litigation:

	As of June 30, 2016
	2016	2017	2018	2019	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	21,269	89	322	—	21,680

(b.2)          Contingencies for significant lawsuits:

As of June 30, 2016 and December 31, 2015 there are not any significant lawsuits, where the Bank is involved, that affect or may affect these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c)                      Guarantees granted:

i.                              In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No, 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,716,000, maturing January 10, 2017 (UF 2,603,000, maturing on January 8, 2016 as of December 31, 2015). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 179,000.

As of June 30, 2016 and December 31, 2015 the Bank has not guaranteed mutual funds.

In compliance to stablish by the Superintendence of Securities and Insurance in letter f) of Circular 1,894 of September 24, 2008, the entity has constituted guarantees, by management portfolio, in benefit of investor. Such guarantee corresponds to a bank guarantee for UF 250,000, with maturity on January 10, 2017.

ii.                          In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as Stock Brokerage entity, in conformity with the provisions of Article 30 and subsequent Articles of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros Generales S.A., that matures April 22, 2018, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	June	December
	2016	2015
	MCh$	MCh$
Guarantees:
Shares to secure short-sale transactions in:
Securities Exchange of the Santiago, Stock Exchange	13,270	14,628
Securities Exchange of the Electronic, Stock Exchange of Chile	22,539	27,981

Fixed income securities to ensure system CCLV, Securities Exchange of the Santiago, Stock Exchange	2,934	2,995
Fixed income securities to secure loans of shares, Chilean Electronic Stock Exchange, Stock Exchange	—	80
Shares delivered to ensure equity loan, Chilean Electronic Stock Exchange, Stock Exchange	2,086	—

Total	40,829	45,684

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c)                      Guarantees granted, continued:

ii.                          In subsidiary Banchile Corredores de Bolsa S.A., continued:

In conformity with the provisions of internal stock market regulations, and for the purpose of securing the broker’s correct performance, the company established a pledge on its share of the Santiago Stock Exchange in favor of that institution, as recorded in Public Deed on September 13, 1990, signed before Santiago public notary Mr. Raul Perry Pefaur, and on its share in the Electronic Stock Exchange of Chile in favor of that institution, as recorded in a contract entered into by both parties on May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with AIG Chile — Compañía de Seguros Generales S.A. that expires January 2, 2017, and that covers employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$10,000,000.

According to disposition of Chilean Central Bank, it was constituted a bank guarantee corresponding to UF 10,500, with purposes to comply with the contract SOMA (Contract for Service System Open Market Operations) of Chilean Central Bank. This bank guarantee is revaluated in UF to fixed term, not endorsable with maturity of July 18, 2016.

It was constituted a bank guarantee No. 379031-1 corresponds to UF 215,000, in benefits of investors with contracts of portfolio management.  This bank guarantee is revaluated in UF to fixed term, not endorsable with maturity of January 10, 2017.

It was constituted a cash guarantee for an amount of US$122,494.32, whose purpose is to comply obligations with Pershing, by operations made through this broker.

iii.                      In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article No. 58, letter D of D.F.L. 251, as of June 30, 2016 the entity maintains two insurance policies that protect it in the face of possible damages that it could affect it, due to infractions of the law, regulations and complementary rules that regulate insurance brokers, and when the non-compliance is from acts, mistakes or omissions of the brokers, its represents, agent or dependent that participate in the intermediation for Banchile Corredores de Bolsa S.A.

The policies contracted are the following:

Matter insured	Amount Insured (UF)

Responsibility for errors and omissions policy	60,000
Civil responsibility policy	500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(d)                     Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	June	December
	2016	2015
	MCh$	MCh$

Free credit lines available	27,900	36,743
Bank guarantees	18,723	18,474
Guarantees and surety bonds	2,942	3,314
Letters of credit	1,001	393
Other commitments	229	289
Total	50,795	59,213

(e)                   Before the Eleventh Civil Court of Santiago, Banchile Corredores de Bolsa S.A., claimed against Exempt Resolution No. 270 of October 30, 2014 of the Superintendency of Securities and Insurance (SVS), under which the SVS fined the Company to pay a fine of 50,000 UF, considering that it would have violated paragraph 2 of Article 53 of the Securities Act by acting as an intermediary in a share purchase operations SQM-A. To make such a claim Banchile appropriated 25% of the amount of the fine. Under the claim is intended to annul the fine. That complaint was accumulated trial Case N° 25.795-2014, of the 22nd Civil Court of Santiago, issued the order test. To date the replacement resources submitted have not been resolved by the parties on the resolution that received the case to trial. The procedure is suspended by the application for joinder filed by another claimant.

According to the provisioning policy, the company has not made provisions because this trial has not yet been ruled as also considering that the legal position of the same advisers estimate that there are solid grounds for that hosting the claim.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity:

(a)  Capital:

(i)        Authorized, subscribed and paid shares:

As of June 30, 2016, the paid-in capital of Banco de Chile is represented by 96,129,146,433 registered shares (96,129,146,433 shares as of December 31, 2015), with no par value, fully paid and distributed.

(ii)  Shares:

(ii.1)      On March 24, 2016 the Extraordinary Shareholders approved the capitalization of 30% of the distributable net income obtained during the fiscal year ending as of December 31, 2015. At the end of this present financial statement it has not issued fully-paid in shares.

(ii.2)     The following table shows the share movements from December 31, 2014 to June 30, 2016:

Total
Ordinary Shares

As of December 31, 2014	94,655,367,544

Total shares as of June 30, 2015	94,655,367,544
Capitalization of earning — Issue fully paid-in shares (*)	1,473,778,889
Total shares as of December 31, 2015	96,129,146,433

Total shares as June 30, 2016	96,129,146,433

(*) Capitalization on July 23, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity, continued:

(b)                     Distributable income:

For purposes of Law No. 19,396 (in particular Articles 24, 25 and 28 of such law) and the Central Bank Contract —between Banco de Chile and Sociedad Matriz del Banco de Chile S.A.- Banco de Chile’s distributable net income will be determined by subtracting or adding to net income the correction of the value of the paid-in capital and reserves according to the variation of the Consumer Price Index between November of the fiscal year prior to the one in which the calculation is made and November of the fiscal year in which the calculation is made.  Provisional Article four shall be in force until the obligation of Law No. 19,396 owed by Sociedad Matriz del Banco de Chile S.A., directly or through its subsidiary SAOS has been fully paid. The above described agreementAgreement was subject to the consideration of the Council of the Central Bank of Chile, and such entity approved, in ordinary meeting that took place on December 3, 2009.

The distributable income for the six-month period ended as of June 30, 2016 ascend to Ch$238,291million (Ch$463,528 million as of December 31, 2015).

As stated, the retention of earnings for the year ended as of December 31, 2015,  made in March of 2016, ascend to Ch$95,467 million (Ch$127,383 million of income for the year ended as of December 31, 2014, retained in March of 2015).

(c)                       Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 24, 2016, the Bank’s shareholders agreed to distribute and pay dividend No. 204 amounting to Ch$3.37534954173 per common share of Banco de Chile, with charge to distributable net income for the year ended as of December 31, 2015. The dividend of period 2016 amounted Ch$366,654 million.

At the Ordinary Shareholders’ Meeting held on March 26, 2015, the Bank’s shareholders agreed to distribute and pay dividend No. 203 amounting to Ch$3.42915880220 per common share of Banco de Chile, with charge to distributable net income for the year ended as of December 31, 2014. The dividend of period 2015 amounted Ch$367,444 million.

(d)                      Provision for minimum dividends:

According to established in Note No. 5 Relevant events, the Board of Directors established that since January 1, 2016, a minimum dividend, where the Bank has to record a provision of 60% of distributable net income. Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of Ch$142,975 million (Ch$324,469 million as of December 31, 2015, corresponding to 70%) against “Retained earnings”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity, continued:

(e)                      Earnings per share:

(i)                          Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders in a period by the weighted average number of shares outstanding during the period, excluding the average number of own shares maintained at the long period.

(ii)                     Diluted earnings per share:

Diluted earnings per share are determined in the same way as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

The following table shows the income and share data used in the calculation of EPS:

	June	June
	2016	2015
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in millions)	283,512	285,097
Weighted average number of ordinary shares	96,129,146,433	96,129,146,433
Earning per shares (in Chilean pesos) (*)	2.95	2.97

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in millions)	283,512	285,097
Weighted average number of ordinary shares	96,129,146,433	96,129,146,433
Assumed conversion of convertible debt	—	—
Adjusted number of shares	96,129,146,433	96,129,146,433
Diluted earnings per share (in Chilean pesos) (*)	2.95	2.97

(*)             As of June 30, 2015 earning per shares considers the effect of fully paid-in shares, no par value, issued in 2015.

As of June 30, 2016 and 2015, the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.                    Equity, continued:

(f)                       Other comprehensive income:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity. During the period 2016 there were made a charge to equity to Ch$59 million of cumulative translation adjustment (there was not cumulative translation adjustment in 2015).

The fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes. During the period of 2016 it was made a net debit to equity for an amount of Ch$42,518 million (net credit to equity for Ch$5,249 million as of June 30, 2015).

Cash flow hedge adjustment it consists in the portion of income of hedge instruments registered in equity produced in a cash flow hedge, During the period of 2016 it was made a net debit to equity for an amount of Ch$4,860 million (credit to equity for Ch$2,756 million as of June 30, 2015).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                    Interest Revenue and Expenses:

(a)                     On the Interim Condensed Consolidated Financial Statement closing date, the composition of income from interest and adjustments, not including the net loss from hedge accounting, is as follows:

	June 2016				June 2015
	Interest	Adjustment	Prepaid fees	Total	Interest	Adjustment	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	351,176	82,586	1,211	434,973	321,320	64,815	2,089	388,224
Consumer loans	296,585	856	4,602	302,043	276,593	1,178	4,469	282,240
Residential mortgage loans	128,420	105,856	2,032	236,308	113,389	78,920	2,275	194,584
Financial investment	14,725	3,874	—	18,599	26,013	5,916	—	31,929
Repurchase agreements	778	—	—	778	635	—	—	635
Loans and advances to banks	16,421	—	—	16,421	12,888	—	—	12,888
Other interest revenue	693	1,042	—	1,735	316	699	—	1,015
Total	808,798	194,214	7,845	1,010,857	751,154	151,528	8,833	911,515

The amount of interest revenue recognized on a received basis for impaired portfolio as of June 30, 2016 was Ch$2,962 million (Ch$4,356 million in June 2015).

(b)                       At the each period end, the stock of interest income not recognized in income is the following:

	June 2016			June 2015
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	7,309	3,366	10,675	9,318	2,524	11,842
Residential mortgage loans	2,363	2,145	4,508	1,820	1,661	3,481
Consumer loans	64	12	76	251	—	251
Total	9,736	5,523	15,259	11,389	4,185	15,574

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.                    Interest Revenue and Expenses, continued:

(c)                        At the each period end, interest and adjustment expenses (not including hedge gain) are detailed as follows:

	June 2016			June 2015
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	158,375	33,028	191,403	132,479	20,847	153,326
Debt issued	95,851	72,075	167,926	77,906	53,091	130,997
Other financial obligations	822	177	999	870	562	1,432
Repurchase agreements	2,722	—	2,722	3,317	260	3,577
Borrowings from financial institutions	6,577	—	6,577	4,274	—	4,274
Demand deposits	345	3,565	3,910	352	1,421	1,773
Other interest expenses	—	299	299	—	393	393
Total	264,692	109,144	373,836	219,198	76,574	295,772

(d)                       As of June 30, 2016 and 2015, the Bank uses cross currency and interest rate swaps to hedge its position on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge its obligations with foreign banks and bonds issued abroad.

	June 2016			June 2015
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	—	—	—	—	—	—
Loss from fair value accounting hedges	(9,090)	—	(9,090)	477	—	477
Gain from cash flow accounting hedges	118,336	124,346	242,682	12,435	14,619	27,054
Loss from cash flow accounting hedges	(157,813)	(112,676)	(270,489)	(47,028)	(5,064)	(52,092)
Net gain on hedge items	6,148	—	6,148	(3,438)	—	(3,438)
Total	(42,419)	11,670	(30,749)	(37,554)	9,555	(27,999)

(e)                        At the each period end, the detail of income from suspended interest is as follows:

	June	June
	2016	2015
	MCh$	MCh$

Interest revenue	1,010,857	911,515
Interest expense	(373,836)	(295,772)

Subtotal interest income	637,021	615,743

Net gain (loss) from accounting hedges	(30,749)	(27,999)

Total net interest income	606,272	587,744

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.                    Income and Expenses from Fees and Commissions:

At the each period end, the income and expenses for fees and commissions shown in the Interim Consolidated Statements of Comprehensive Income refer to the following items:

	June 2016	June 2015
	MCh$	MCh$
Income from fees and commission
Card services	71,055	58,535
Investments in mutual funds and others	38,954	37,040
Collections and payments	24,432	25,819
Portfolio management	20,586	19,275
Fees for insurance transactions	13,350	10,442
Guarantees and letters of credit	10,262	9,978
Use of distribution channel	9,094	10,873
Trading and securities management	7,727	9,066
Usage Banchile’s brand	7,051	6,741
Lines of credit and overdrafts	3,115	8,932
Financial advisory services	1,382	2,879
Other fees earned	9,595	6,038
Total income from fees and commissions	216,603	205,618

Expenses from fees and commissions
Credit card transactions	(48,803)	(45,490)
Interbank transactions	(4,680)	(6,667)
Collections and payments	(3,211)	(3,312)
Securities transactions	(1,595)	(1,499)
Sales force fees	(327)	(708)
Sale of mutual fund	(40)	(1,863)
Other fees	(190)	(285)
Total expenses from fees and commissions	(58,846)	(59,824)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

30.                    Net Financial Operating Income:

The gains (losses) from trading and brokerage activities are detailed as follows:

	June	June
	2016	2015
	MCh$	MCh$

Sale of available-for-sale instruments	60,822	9,605
Financial assets held-for-trading	32,460	9,361
Trading derivative	2,881	10,637
Sale of loan portfolios	2,367	271
Net income on other transactions	730	1,699
Total	99,260	31,573

31.                    Foreign Exchange Transactions, net:

Net foreign exchange transactions are detailed as follows:

	June	June
	2016	2015
	MCh$	MCh$

Indexed foreign currency, net	73,220	(90,780)
Translation difference, net	(6,440)	7,668
Gain from accounting hedges	(60,377)	104,011
Total	6,403	20,899

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

32.                    Provisions for Loan Losses:

The movement during the six-month period ended as of June 2016 and June 2015 is the following:

	Loans and advance		Loans to customers
	to banks		Commercial Loans		Mortgage Loans		Consumer Loans		Subtotal		Contingent Loans		Total
	June	June	June	June	June	June	June	June	June	June	June	June	June	June
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
- Individual provisions	—	(43)	—	(14,742)	—	—	—	—	—	(14,742)	—	(456)	—	(15,241)
- Group provisions	—	—	(20,656)	(21,554)	(1,784)	(4,608)	(126,622)	(109,194)	(149,062)	(135,356)	—	(208)	(149,062)	(135,564)
Provisions established, net	—	(43)	(20,656)	(36,296)	(1,784)	(4,608)	(126,622)	(109,194)	(149,062)	(150,098)	—	(664)	(149,062)	(150,805)

Provisions released:
- Individual provisions	167	—	13,726	—	—	—	—	—	13,726	—	1,839	—	15,732	—
- Group provisions	—	—	—	—	—	—	—	—	—	—	6,579	—	6,579	—
Provisions realeased, net	167	—	13,726	—	—	—	—	—	13,726	—	8,418	—	22,311	—

Provision, net	167	(43)	(6,930)	(36,296)	(1,784)	(4,608)	(126,622)	(109,194)	(135,336)	(150,098)	8,418	(664)	(126,751)	(150,805)

Additional provision	—	—	(52,075)	—	—	—	—	—	(52,075)	—	—	—	(52,075)	—

Recovery of written-off assets	—	—	4,836	9,985	1,208	779	15,023	15,232	21,067	25,996	—	—	21,067	25,996

Provision for loan losses, net	167	(43)	(54,169)	(26,311)	(576)	(3,829)	(111,599)	(93,962)	(166,344)	(124,102)	8,418	(664)	(157,759)	(124,809)

According to the management, the provisions constituted by credit risk, cover all the possible losses that could arise from the non-recovery of assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.                    Personnel Expenses:

At the each period end personnel expenses are detailed as follows:

	June	June
	2016	2015
	MCh$	MCh$

Salaries	113,249	106,371
Bonuses and incentives	24,636	18,522
Variable compensation	19,945	16,818
Lunch and health benefits	13,682	12,482
Gratifications	12,346	11,578
Staff severance indemnities	9,458	7,069
Training expenses	1,469	1,160
Other personnel expenses	11,835	10,066
Total	206,620	184,066

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.                    Administrative Expenses:

At the each period end, administrative expenses are detailed as follows:

	June	June
	2016	2015
	MCh$	MCh$

General administrative expenses
Information technology and communications	33,073	28,914
Maintenance and repair of property and equipment	17,971	15,421
Office rental and equipment	12,640	11,974
Securities and valuables transport services	6,715	5,576
External advisory services and professional fees and services	4,543	4,189
Office supplies	4,319	3,238
Rent ATM area	3,475	3,148
P,O, box mail , postage and home delivery services	3,238	1,996
Energy, heating and other utilities	2,934	2,541
Insurance premiums	2,305	1,955
Representation and transferring of personnel	2,130	2,355
Legal and notary	1,757	2,056
External service of financial information	1,577	1,443
Outsourcing of custody and filing	1,366	1,293
Donations	957	1,091
Other general administrative expenses	10,528	7,454
Subtotal	109,528	94,644

Outsources services
Credit pre-evaluation services	8,315	9,949
Data processing	5,617	4,727
External technological developments expenses	4,188	3,704
Certification and testing technology	2,906	2,596
Other	1,693	1,790
Subtotal	22,719	22,766

Board expenses
Board remunerations	1,234	1,113
Other Board expenses	302	282
Subtotal	1,536	1,395

Marketing expenses
Advertising	17,035	14,400
Subtotal	17,035	14,400

Taxes, payroll taxes and contributions
Contribution to the Superintendency of Banks	4,388	3,986
Real estate contributions	1,394	1,255
Patents	677	665
Other taxes	681	274
Subtotal	7,140	6,180
Total	157,958	139,385

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

35.                    Depreciation, Amortization and Impairment:

(a)                       At the each period end, the amounts charged to income for depreciation and amortization are detailed as follows:

	June	June
	2016	2015
	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note No. 16 (b))	12,289	10,394
Amortization of intangibles assets (Note No. 15 (b))	4,277	4,298
Total	16,566	14,692

(b)                       As of June 30, 2016 and 2015 the composition of impairment expenses is the following:

	June	June
	2016	2015
	MCh$	MCh$

Impairment
Impairment of financial instruments	—	—
Impairment of properties and equipment (Note No. 16 (b))	4	58
Impairment of intangible assets (Note No. 15 (b))	—	—
Total	4	58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.                    Other Operating Income:

At the each period end, the Bank and its subsidiaries present the following under other operating income:

	June	June
	2016	2015
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	2,845	1,394
Other income	30	8
Subtotal	2,875	1,402

Release of provisions for contingencies
Country risk provisions	—	—
Other provisions for contingencies	70	238
Subtotal	70	238

Other income
Rental income	4,295	4,185
Credit card income	4,224	1,987
Expense recovery	1,822	2,692
Recovery from external branches	1,453	1,334
Revaluation of prepaid monthly payments	264	274
Income from differences sale leased assets	186	229
Fiduciary and trustee commissions	116	99
Income from sale of leased assets	85	459
Gain on sale of property and equipment	60	59
Others	1,289	1,170
Subtotal	13,794	12,488

Total	16,739	14,128

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.                    Other Operating Expenses:

At the each period end, the Bank and its subsidiaries incurred the following other operating expenses:

	June	June
	2016	2015
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	2,516	865
Provisions for assets received in lieu of payment	394	77
Expenses to maintain assets received in lieu of payment	221	212
Subtotal	3,131	1,154

Provisions for contingencies
Country risk provisions	1,377	2,732
Other provisions for contingencies	6,877	4
Subtotal	8,254	2,736

Other expenses
Credit cards administration	2,248	1,418
Write-offs for operating risks	1,605	2,395
Provisions and charge-offs of other assets	1,356	3,062
Operations expenses and charge-offs leasing	447	861
Provision for leased assets recoveries	359	277
Contribution to other organisms	138	127
Credit life insurance	117	94
Civil lawsuits	24	264
Others	913	1,269
Subtotal	7,207	9,767

Total	18,592	13,657

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.                    Related Party Transactions:

The related parties of companies and their subsidiaries include entities of the company’s corporate group; corporations which are the company’s parent company, associated companies, subsidiaries and associates; directors, managers, administrators, main executives or receivers of the company on their own behalf or in representation of persons other than the company, and their respective spouses or family members up to the second degree of consanguinity or affinity, as well as any entity directly or indirectly controlled through any of them, the partnerships or companies in which the aforementioned persons are owners, directly or through other individuals or corporations, of 10% or more of their capital or directors, managers, administrators or main executives; any person that on their own or with others with whom they have a joint action agreement can designate at least one member of the company’s management or controls 10% or more of the capital or of the voting capital, if dealing with a public corporation; those that establish the company’s bylaws, or with a sound basis identify the directors’ committee; and those who have held the position of director, manager, administrator, main executive or receiver within the last eighteen months.

The Law of Corporations, article 147, states that a public corporation can only enter into transactions with related parties when the objective is to contribute to the company’s interests, and when the price, terms and conditions are commensurate to those prevailing in the market at the time of their approval and comply with the requirements and procedures stated in the same standard.

Moreover, article 84 of the General Banking Law establishes limits for loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions, continued:

(a)                       Loans to related parties:

The following table details loans accounts receivable, contingent loans and assets related to trading and investments securities, corresponding to related entities.

	Production Companies (*)		Investment Companies (**)		Individuals (***)		Total
	June	December	June	December	June	December	June	December
	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	286,230	289,803	27,818	40,916	7,499	7,570	321,547	338,289
Residential mortgage loans	—	—	—	—	28,443	27,678	28,443	27,678
Consumer loans	7	—	—	—	5,491	5,682	5,498	5,682
Gross loans	286,237	289,803	27,818	40,916	41,433	40,930	355,488	371,649
Provision for loan losses	(792)	(921)	(34)	(79)	(184)	(248)	(1,010)	(1,248)
Net loans	285,445	288,882	27,784	40,837	41,249	40,682	354,478	370,401

Off balance sheet accounts:
Guarantees	15,161	11,501	43	46	—	—	15,204	11,547
Letters of credits	695	487	—	—	—	—	695	487
Foreign letters of credits	—	—	—	—	—	—	—	—
Banks guarantees	59,864	63,247	672	2,473	—	—	60,536	65,720
Immediately available credit lines	41,851	60,002	23,862	24,470	15,163	15,319	80,876	99,791
Total off balance sheet account	117,571	135,237	24,577	26,989	15,163	15,319	157,311	177,545
Provision for contingencies loans	(100)	(117)	—	(1)	—	—	(100)	(118)
Off balance sheet account, net	117,471	135,120	24,577	26,988	15,163	15,319	157,211	177,427

Amount covered by Collateral
Mortgage	91,037	88,140	7,381	7,619	43,336	39,657	141,754	135,416
Warrant	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	3	3	3	3
Others(****)	83,644	84,913	9,044	11,873	1,568	1,704	94,256	98,490
Total collateral	174,681	173,053	16,425	19,492	44,907	41,364	236,013	233,909

Acquired Instruments
For trading purposes	—	—	—	—	—	—	—	—
For investing purposes	7,491	7,454	20,634	—	—	—	28,125	7,454
Total acquired instruments	7,491	7,454	20,634	—	—	—	28,125	7,454

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions, continued:

(a)                      Loans with related parties, continued:

(*)       Production companies are legal entities which comply with the following conditions:

i)         They engage in productive activities and generate a separable flow of income.

ii)        Less than 50% of their assets are trading securities or investments.

(**)                Investment companies include those legal entities that do not comply with the conditions for production companies and are profit-oriented.

(***)         Individuals include key members of the management, who directly or indirectly possess the authority and responsibility of planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who are expected to have an influence or to be influenced by such individuals in their interactions with the organization.

(****)           These guarantees correspond mainly to shares and other financial guarantees.

(b)                      Other assets and liabilities with related parties:

	June	December
	2016	2015
	MCh$	MCh$
Assets
Cash and due from banks	65,399	222
Transactions in the course of collection	478	—
Cash collateral on securities borrowed and reverse repurchase agreements	1,930	—
Derivative instruments	169,083	112,370
Other assets	57,424	32,028
Total	294,314	144,620

Liabilities
Demand deposits	180,338	139,313
Transactions in the course of payment	2,281	—
Cash collateral on securities lent and repurchase agreements	22,462	—
Savings accounts and time deposits	308,046	300,868
Derivative instruments	208,566	101,433
Borrowings from financial institutions	280,447	321,374
Other liabilities	40,222	11,617
Total	1,042,362	874,605

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions, continued:

(c)       Income and expenses from related party transactions (*):

	June		June
	2016		2015
Type of income or expense recognized	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$

Interest and revenue expenses	9,406	8,131	8,679	6,636
Fees and commission income	23,338	22,538	27,779	18,977
Financial operating (**)	289,011	296,330	62,918	68,742
Released or established of provision for credit risk	299	—	309	—
Operating expenses	—	37,674	—	42,945
Other income and expenses	236	1,962	243	1,073

(*)             This detail do not correspond a Statement of Comprehensive Income for related party transactions, so assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and does not correspond to exact transactions.

(**)      The increase is explained by derivatives operations that are affected by the clearing through Comder Contraparte Central S.A. (related entity), which began to work in July 2015, this process that has implied that a portion of derivative contracts that are closed with a local banking counterparty (not related) have been novated to that entity, with the purpose of make a centralized clearing of them.

(d)        Related party contracts:

There are no contracts entered as of June 30, 2016 and 2015 which does not represent a customary transaction within the Bank’s line of business with general customers and which accounts for amounts greater than UF 1,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions, continued:

(e)       Payments to key management personnel:

	June	June
	2016	2015
	MCh$	MCh$

Remunerations	1,882	1,770
Short-term benefits	4,422	3,420
Contract termination indemnity	1,863	—
Paid based on shares	—	—
Total	8,167	5,190

Composition of key personnel:

	N° of executives
	June	June
	2016	2015
Position
CEO	1	1
CEOs of subsidiaries	7	7
Division Managers	14	11
Total	22	19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions, continued:

(f)        Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
Name of Directors	June 2016		June 2015		June 2016	June 2015	June 2016	June 2015	June 2016	June 2015	June 2016	June 2015
	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	269	(*)	195	(*)	23	24	187	174	—	—	479	393
Andrónico Luksic Craig	84		80		6	6	—	—	—	—	90	86
Jorge Awad Mehech	28		27		13	11	48	52	—	—	89	90
Gonzalo Menéndez Duque	28		27		12	10	63	58	14	13	117	108
Jaime Estévez Valencia	28		27		13	12	72	56	—	—	113	95
Rodrigo Manubens Moltedo	28		27		12	12	26	26	—	—	66	65
Jorge Ergas Heymann	28		27		9	9	29	24	—	—	66	60
Francisco Pérez Mackenna	28		27		10	10	34	36	—	—	72	73
Thomas Fürst Freiwirth	28		27		9	11	19	21	—	—	56	59
Jean-Paul Luksic Fontbona	28		27		5	3	—	—	—	—	33	30
Other directors of subsidiaries	—		—		—	—	67	77	—	—	67	77
Total	577		491		112	108	545	524	14	13	1,248	1,136

(1)         It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of Ch$8 million (Ch$8 million as of June 30, 2015).

(*)         It includes a provision of Ch$185 million (Ch$115 million as of June 30, 2015) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to Ch$237 million (Ch$195 million as of June 30, 2015).

Travel and other related expenses amount to Ch$40 million (Ch$53 million as of June 30, 2015).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for the Fair Value measurement and control to accomplish the Fair Value.

One of the most important definitions in this framework is the Product Control Unit (PCU), hereinafter PCU, function. This area is independent from both the principal management and the business unit, and reports to the CFO of Banco de Chile. This area is responsible for the independent verification of Profit and Losses, and Fair Value measurement and control for all Treasury transactions; Trading, Funding and gapping and Investments deals.

To accomplish the measurements and controls, Banco de Chile and its subsidiaries, take into account at least the following aspects:

(i)                       Industry standards of fair value measurements

In the fair value calculation process, standard methodologies are used; closing prices, discounted cash flows and option models. In the options case, Black-Scholes model is used. The input parameters are rates, prices and volatility levels for each term and market factor that trade in the local and international markets.

(ii)                    Quoted prices in active markets

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information such as Bloomberg, Bolsa de Comercio de Santiago, LVA and Risk America terminals. This quote represents the price at which instruments are frequently bought and sold in financial markets.

(iii)                 Valuation techniques

If there is no market quotes in active markets for the financial instrument, valuation techniques will be used to determine the fair value.

Due to the fact that fair value models require a set of market parameters as inputs, it is part of the fair value process to maximize the utilization based on observable quoted prices or derived from similar instruments in active markets. Nevertheless there are some cases for which neither quoted prices nor derived prices are available; in these cases external data from specialized providers, price for similar transactions and historical information it is used for validate the parameters that will be used as inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(iv)                Fair value adjustments

Part of the fair value process consists of adjustment, to take into account bid/offer spreads.  This adjustment is calculated and analyzed by the PCU and Risk Market areas.

The bid/offer spread adjustment reflects the expected impact on fair value due to close long or short positions in a specific market factor and term, valuated at midpoint. For example, long positions in an asset will be impacted in order to reflect the fact that when selling the position it will be quoted at bid instead at midpoint. For the bid/offer spread adjustment, market quotes or indicative prices for each position, instrument, currency and term are used, Bid, mid and offer market quotes are considered.

(v)                   Fair value control

To ensure that the market input parameters that Banco de Chile is using for fair value calculations represent the state of the market and the best estimate of fair value, the PCU unit runs on a daily basis an independent verification of prices and rates. This process aims to set a preventive control on the official market parameters provided by the respective business area. A comparative control based on Mark-to-Market differences, using one set of inputs prepared by the business area and  one set prepared by the PCU, is conducted before fair value calculations. The output of this process is a set of differences in fair value by currency, product and portfolio. These differences are compared with specific ranges by grouping level; currency, product and portfolio.

In the event that significant differences are detected, these differences are measured and scaled according to the amount of materiality for each grouping level, ranging from a single report to the trader to a report presented to the Board. These ranges of materiality control are approved by the Assets and Liabilities Committee (ALCO).

Complementary and in parallel, the PCU generates daily reports of P&L and risk market exposure. These two kinds of reports allows for adequate control and consistency in the parameters used in valuations and backwards looking revisions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(vi)                Judgmental analysis and information to Senior Management

In particular, in cases where there are no market quotations for the instrument, similar transaction prices, nor indicative parameters, a reasoned analysis and specific controls should be made to estimate the fair value of the operation or transaction. Within the Banco de Chile’s framework for fair value, described in the Fair Value Policy approved by the Board of Banco de Chile, the approval level required to operate this kinds of instruments, there is no market information or cannot be inferred from prices or rates, is established.

(a)                   Fair value hierarchy:

Banco de Chile and subsidiaries, classify all the financial instruments among the following levels:

Level 1:                    Observable, quoted price in an active markets for the same instrument or specific type of transaction to be evaluated (return internal rates, quote value, price).

In this level, the following instruments are considered: currency futures, Chilean Central Bank and Treasury securities, mutual fund investments and equity.

For the Chilean Central Bank and Treasury securities, all instruments that belong to one of the following benchmark groups will be considered as Level 1: Pesos-02, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-05, UF-07, UF-10, UF-20, UF-30. A benchmark group is composed by a number of instruments that have similar duration and share the same quoted price within the group. This condition allows for a greater depth of market, assuring daily observable quotes.

For currency futures as well as mutual funds and equity, to determine fair value, the multiplication of closing prices by the number of instruments is used. For Chilean Central Bank and Treasury securities the internal rate of return is used to discount every cash flow and obtain the fair value of each instrument. For mutual funds and equity, the current price multiplied by the quantity of instruments is used to calculate the fair value.

The preceding described methodology corresponds to the one utilized for the Bolsa de Comercio de Santiago (Santiago’s main Exchange) and is recognized as the standard in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

Level 2:                    Valuation techniques whose inputs are those other than quoted prices included within Level 1 and that are observable for assets or liabilities, either directly or indirectly. For instruments in this level, the valuation is performed based on an inference from observable market parameters; such quoted prices for similar instruments in active markets. In this level the following inputs are included:

a)             Quoted prices for similar assets or liabilities in active markets.

b)             Quoted prices for identical or similar assets or liabilities in markets that are not active.

c)              Inputs other than quoted prices that are observable for the asset or liability.

d)             Inputs that are derived principally from or corroborated by observable market data.

This level is composed mostly of currency and rate derivatives, bank’s debt securities, debt of Chilean and foreign companies, mortgage claims, money market instruments and less liquid Chilean Central Bank and Treasury securities.

For derivatives the fair value process depends upon whether this value is impacted by volatility as a relevant market factor; if that is the case, the Black-Scholes-Merton type of formula is used. For the rest of the derivatives, namely swaps and forwards, net present value through discounted cash flows is used. For securities classified as level 2, the obtained internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including foreign exchange rates and interest rate curves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between

Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Local Central Bank and Treasury Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.
Mortgage Notes

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices and considers risk/maturity similarities between instruments.
Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

FX Options	Black-Scholes Option Pricing Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

Level 3:                    These are financial instruments whose fair value is determined using unobservable inputs. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy if the adjustment is using significant unobservable data entry.

Instruments classified as level 3 correspond to Corporate Debt issued mainly by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market, (input is not observable by the market).

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market, (input is not observable by the market). Model is based on daily prices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(b)                   Level hierarchy classification and figures:

The following table shows the figures by hierarchy, for instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	June 2016	December 2015	June 2016	December 2015	June 2016	December 2015	June 2016	December 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean Government and Central Bank	313,245	122,920	311,650	126,996	—	—	624,895	249,916
Other instruments issued in Chile	41	10,420	752,262	565,210	13	18,028	752,316	593,658
Instruments issued abroad	—	—	—	—	—	—	—	—
Mutual fund investments	64,161	23,080	—	—	—	—	64,161	23,080
Subtotal	377,447	156,420	1,063,912	692,206	13	18,028	1,441,372	866,654
Derivative contracts for trading purposes
Forwards	—	—	223,343	180,616	—	—	223,343	180,616
Swaps	—	—	762,032	739,777	—	—	762,032	739,777
Call Options	—	—	921	1,878	—	—	921	1,878
Put Options	—	—	3,845	680	—	—	3,845	680
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	990,141	922,951	—	—	990,141	922,951
Hedge accounting derivative contracts
Fair value hedge (Swap)	—	—	—	279	—	—	—	279
Cash flow hedge (Swap)	—	—	130,722	203,892	—	—	130,722	203,892
Subtotal	—	—	130,722	204,171	—	—	130,722	204,171
Financial assets available-for-sale (1)
From the Chilean Government and Central Bank	15,307	15,321	55,849	71,187	—	—	71,156	86,508
Other instruments issued in Chile	—	—	369,468	735,724	80,010	96,125	449,478	831,849
Instruments issued abroad	—	81,644	62,656	—	—	—	62,656	81,644
Subtotal	15,307	96,965	487,973	806,911	80,010	96,125	583,290	1,000,001
Total	392,754	253,385	2,672,748	2,626,239	80,023	114,153	3,145,525	2,993,777

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	222,132	207,961	—	—	222,132	207,961
Swaps	—	—	863,279	897,513	—	—	863,279	897,513
Call Options	—	—	1,559	3,689	—	—	1,559	3,689
Put Options	—	—	1,349	549	—	—	1,349	549
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	1,088,319	1,109,712	—	—	1,088,319	1,109,712
Hedge derivative contracts
Fair value hedge (Swap)	—	—	19,890	14,549	—	—	19,890	14,549
Cash flow hedge (Swap)	—	—	17,900	3,666	—	—	17,900	3,666
Subtotal	—	—	37,790	18,215	—	—	37,790	18,215
Total	—	—	1,126,109	1,127,927	—	—	1,126,109	1,127,927

(1)                     As of June 30, 2016 a 88% of instruments of level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(c)       Level 3 reconciliation:

The following table shows the reconciliation between stock at the beginning and the end of balance periods for instruments classified in Level 3:

	As of June 30, 2016
	Balance as of January 1, 2016	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of June 30, 2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	18,028	27	—	—	(18,042)	—	—	13
Subtotal	18,028	27	—	—	(18,042)	—	—	13

Available-for-Sale Instruments
Other instruments issued in Chile	96,125	(4,638)	148	4,802	(13,723)	—	(2,704)	80,010
Instruments issued abroad	—	—	—	—	—	—	—	—
Subtotal	96,125	(4,638)	148	4,802	(13,723)	—	(2,704)	80,010
Total	114,153	(4,611)	148	4,802	(31,765)	—	(2,704)	80,023

	As of December 31, 2015
	Balance as of January 1, 2015	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	1,401	(26)	—	18,055	(51)	—	(1,351)	18,028
Subtotal	1,401	(26)	—	18,055	(51)	—	(1,351)	18,028

Available-for-Sale Instruments
Other instruments issued in Chile	179,378	11,230	(775)	213	(101,213)	13,336	(6,044)	96,125
Instruments issued abroad	1,938	103	56	—	(2,097)	—	—	—
Subtotal	181,316	11,333	(719)	213	(103,310)	13,336	(6,044)	96,125

Total	182,717	11,307	(719)	18,268	(103,361)	13,336	(7,395)	114,153

(1) Recorded in income under item “Net financial operating income”

(2) Recorded in equity under item “Other Comprehensive Income”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(d)                      Sensitivity of level 3 instruments to changes in key assumptions of the input parameters for the valuation model:

The following table shows the impact on the fair value of Level 3 financial instruments using alternative assumptions that are reasonably possible. It is believed that the positive and negative impacts are similar:

	As of June 30, 2016		As of December 31, 2015
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	13	—	18,028	(445)
Total	13	—	18,028	(445)
Available-for- Sale Instruments
Other instruments issued in Chile	80,010	(1,479)	96,125	(1,969)
Instruments issued abroad	—	—	—	—
Total	80,010	(1,479)	96,125	(1,969)

Total	80,023	(1,479)	114,153	(2,414)

With the purpose to determine the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens, In the case of financial assets presented table above, which corresponds to bank bonds and corporate bonds, input prices, prices based on broker quotes or runs were used, considering that these instruments do not have current prices or observable.  Prices are generally calculated as a base rate plus a spread. For local bonds, this was determined by applying only a 10% impact on the price, while for offshore bonds this was determined by applying only a 10% impact on the spread because the base rate is hedged with instruments on interest rate swaps so-called hedge accounting. The impact of 10% is considered a reasonable move considering the market performance of these instruments and comparing it against the adjustment bid/offer that is provided for by these instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(e)                    Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	June	December	June	December
	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	978,313	1,361,222	978,313	1,361,222
Transactions in the course of collection	626,653	526,046	626,653	526,046
Cash collateral on securities borrowed and reverse repurchase agreements	39,116	46,164	39,116	46,164
Subtotal	1,644,082	1,933,432	1,644,082	1,933,432
Loans and advances to banks
Domestic banks	156,719	45,186	156,719	45,186
Central Bank of Chile	700,555	1,000,433	700,555	1,000,433
Foreign banks	232,885	349,576	232,885	349,576
Subtotal	1,090,159	1,395,195	1,090,159	1,395,195
Loans to customers, net
Commercial loans	13,903,050	14,046,119	13,711,782	13,859,949
Residential mortgage loans	6,600,912	6,370,034	6,922,353	6,625,557
Consumer loans	3,595,062	3,540,122	3,578,918	3,525,034
Subtotal	24,099,024	23,956,275	24,213,053	24,010,540
Total	26,833,265	27,284,902	26,947,294	27,339,167

Liabilities
Current accounts and other demand deposits	7,859,630	8,327,048	7,859,630	8,327,048
Transactions in the course of payment	379,423	241,842	379,423	241,842
Cash collateral on securities lent and repurchase agreements	179,379	184,131	179,379	184,131
Savings accounts and time deposits	10,605,357	9,907,692	10,622,713	9,902,468
Borrowings from financial institutions	1,071,120	1,529,627	1,066,100	1,522,667
Other financial obligations	131,838	173,081	131,838	173,081
Subtotal	20,226,747	20,363,421	20,239,083	20,351,237
Debt Issued
Letters of credit for residential purposes	33,974	39,568	36,126	41,849
Letters of credit for general purposes	5,303	6,813	5,639	7,206
Bonds	5,333,419	5,270,214	5,439,480	5,302,742
Subordinate bonds	638,552	785,613	645,830	788,883
Subtotal	6,011,248	6,102,208	6,127,075	6,140,680
Total	26,237,995	26,465,629	26,366,158	26,491,917

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(e)                      Other assets and liabilities, continued:

Other financial instruments not measured at fair value in our statement of financial position, but for which the fair value is disclosed, are not managed on a fair value basis. These instruments include assets and liabilities such as loans and deposits to customers, bank borrowings, debt issued, and other financial assets and obligations with diverse maturities and features. Fair values of these assets/liabilities are estimated by applying the traditional Discounted Cash Flows model and using diverse valuation inputs such as yield curves, credit risk spreads, etc. Also, since some of these assets/liabilities are not traded in the market, judgmental analysis is required in determining the adequacy of the inputs and fair values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial assets and liabilities, continued:

(f)               Levels of other assets and liabilities:

The following chart shows fair value of financial assests and liabilitites not valued at their fair value, as of June 30th 2016 and December 2015:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	June	December	June	December	June	December	June	December
	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	978,313	1,361,222	—	—	—	—	978,313	1,361,222
Transactions in the course of collection	626,653	526,046	—	—	—	—	626,653	526,046
Receivables from repurchase agreements and security borrowing	39,116	46,164	—	—	—	—	39,116	46,164
Subtotal	1,644,082	1,933,432	—	—	—	—	1,644,082	1,933,432
Loans and advances to banks
Domestic banks	156,719	45,186	—	—	—	—	156,719	45,186
Central bank	700,555	1,000,433	—	—	—	—	700,555	1,000,433
Foreign banks	232,885	349,576	—	—	—	—	232,885	349,576
Subtotal	1,090,159	1,395,195	—	—	—	—	1,090,159	1,395,195
Loans to customers, net
Commercial loans	—	—	—	—	13,711,782	13,859,949	13,711,782	13,859,949
Residential mortgage loans	—	—	—	—	6,922,353	6,625,557	6,922,353	6,625,557
Consumer loans	—	—	—	—	3,578,918	3,525,034	3,578,918	3,525,034
Subtotal	—	—	—	—	24,213,053	24,010,540	24,213,053	24,010,540
Total	2,734,241	3,328,627	—	—	24,213,053	24,010,540	26,947,294	27,339,167

Liabilities
Current accounts and other demand deposits	7,859,630	8,327,048	—	—	—	—	7,859,630	8,327,048
Transactions in the course of payment	379,423	241,842	—	—	—	—	379,423	241,842
Payables from repurchase agreements and security lending	179,379	184,131	—	—	—	—	179,379	184,131
Savings accounts and time deposits	—	—	—	—	10,622,713	9,902,468	10,622,713	9,902,468
Borrowings from financial institutions	—	—	—	—	1,066,100	1,522,667	1,066,100	1,522,667
Other financial obligations	131,838	173,081	—	—	—	—	131,838	173,081
Subtotal	8,550,270	8,926,102	—	—	11,688,813	11,425,135	20,239,083	20,351,237
Debt Issued
Letters of credit for residential purposes	—	—	36,126	41,849	—	—	36,126	41,849
Letters of credit for general purposes	—	—	5,639	7,206	—	—	5,639	7,206
Bonds	—	—	5,439,480	5,302,742	—	—	5,439,480	5,302,742
Subordinate bonds	—	—	—	—	645,830	788,883	645,830	788,883
Subtotal	—	—	5,481,245	5,351,797	645,830	788,883	6,127,075	6,140,680
Total	8,550,270	8,926,102	5,481,245	5,351,797	12,334,643	12,214,018	26,366,158	26,491,917

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(f)                        Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

•                  Short-Term Financial Assets/Liabilities: For assets and liabilities with no specific maturity (on demand) or terms of less than three months we use the carrying or book values as proxies of their fair value, since their tenors are not believed to significantly affect their valuation. As a result, these assets/liabilities are categorized in Level 1. This assumption is applied to the following assets/liabilities:

• Cash and due from banks	• Current accounts and other demand deposits
• Transactions in the course of collection	• Transactions in the course of payments
• Cash collateral on securities borrowed and reverse repurchase agreements	• Cash collateral on securities lent and repurchase agreements
• Loans and advance to banks	• Other financial obligations

•                  Loans to Customers: Fair value is determined by using the DCF model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price policy. After we calculate the present value, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

•                  Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the DCF model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. Market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

•                  Saving Accounts, Time Deposits, Borrowings from Financial Institutions and Subordinated Bonds: The DCF model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that are derived from both market rates for instruments with similar features and our internal transfer price policy. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial assets/liabilities in Level 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(g)                      Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc,), under legal jurisdiction of the City of New York — USA or London — United Kingdom.  Legal framework in these jurisdictions, along with documentation mentioned, it allows to Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. The Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), including other credit mitigating, such as margins about a certain threshold, early termination (optional or mandatory), coupon adjustment transaction over a certain threshold amount, etc.

Below are detail contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	June	December	June	December	June	December	June	December	June	December
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	1,120,863	1,127,122	(324,345)	(258,213)	(310,805)	(244,064)	(103,335)	(148,023)	382,378	476,822

Derivative financial liabilities	1,126,109	1,127,927	(324,345)	(258,213)	(310,805)	(244,064)	(152,797)	(190,563)	338,162	435,087

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.                     Maturity of Assets and Liabilities:

The table below shows details of loans and other financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of June 30, 2016 and December 31, 2015, respectively.  Trading and available-for-sale instruments are included at their fair value:

	As of June 30, 2016
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	978,313	—	—	—	—	—	978,313
Transactions in the course of collection	626,653	—	—	—	—	—	626,653
Financial Assets held-for-trading	1,441,372	—	—	—	—	—	1,441,372
Cash collateral on securities borrowed and reverse repurchase agreements	13,526	23,340	2,250	—	—	—	39,116
Derivative instruments	100,806	66,150	177,084	244,081	158,209	374,533	1,120,863
Loans and advances to banks (*)	862,967	36,256	171,561	19,910	—	—	1,090,694
Loans to customers (*)	2,648,371	2,990,407	4,477,810	4,840,714	2,953,994	6,787,020	24,698,316
Financial assets available-for-sale	31,805	49,988	76,889	64,848	111,076	248,684	583,290
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	6,703,813	3,166,141	4,905,594	5,169,553	3,223,279	7,410,237	30,578,617

	As of December 31, 2015
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,361,222	—	—	—	—	—	1,361,222
Transactions in the course of collection	526,046	—	—	—	—	—	526,046
Financial Assets held-for-trading	866,654	—	—	—	—	—	866,654
Cash collateral on securities borrowed and reverse repurchase agreements	35,909	8,704	1,551	—	—	—	46,164
Derivative instruments	74,809	75,895	160,886	323,580	171,498	320,454	1,127,122
Loans and advances to banks (*)	1,063,248	78,056	224,943	29,650	—	—	1,395,897
Loans to customers (*)	2,670,006	2,935,330	4,586,126	4,873,871	2,843,390	6,649,318	24,558,041
Financial assets available-for-sale	124,174	73,409	343,350	76,834	121,680	260,554	1,000,001
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	6,722,068	3,171,394	5,316,856	5,303,935	3,136,568	7,230,326	30,881,147

(*)                   The respective provisions, which amount to Ch$599,292 million (Ch$601,766 million as of December 31, 2015) for loans to customers and Ch$535 million (Ch$702 million as of December 31, 2015) for borrowings from financial institutions, have not been deducted from these balance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.                    Maturity of Assets and Liabilities, continued:

	As of June 30, 2016
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	7,859,630	—	—	—	—	—	7,859,630
Transactions in the course of payment	379,423	—	—	—	—	—	379,423
Cash collateral on securities lent and repurchase agreements	170,653	8,726	—	—	—	—	179,379
Savings accounts and time deposits (**)	4,803,602	2,689,776	2,570,837	325,367	364	198	10,390,144
Derivative instruments	79,700	63,106	213,490	205,873	159,765	404,175	1,126,109
Borrowings from financial institutions	235,430	229,142	526,123	80,425	—	—	1,071,120
Debt issued:
Mortgage bonds	2,651	3,180	6,690	13,198	7,820	5,738	39,277
Bonds	300,383	156,525	267,712	814,865	769,801	3,024,133	5,333,419
Subordinate bonds	2,855	1,845	36,333	54,268	42,175	501,076	638,552
Other financial obligations	93,391	2,343	10,050	19,956	5,268	830	131,838
Total liabilities	13,927,718	3,154,643	3,631,235	1,513,952	985,193	3,936,150	27,148,891

	As of December 31, 2015
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	8,327,048	—	—	—	—	—	8,327,048
Transactions in the course of payment	241,842	—	—	—	—	—	241,842
Cash collateral on securities lent and repurchase agreements	170,451	13,680	—	—	—	—	184,131
Savings accounts and time deposits (**)	4,575,625	1,687,604	2,975,070	463,454	557	211	9,702,521
Derivative instruments	84,043	97,292	193,171	289,987	135,760	327,674	1,127,927
Borrowings from financial institutions	340,856	126,034	905,878	156,859	—	—	1,529,627
Debt issued:
Mortgage bonds	3,226	3,220	8,157	15,035	9,452	7,291	46,381
Bonds	370,502	141,996	254,426	791,009	1,008,830	2,703,451	5,270,214
Subordinate bonds	2,564	1,756	181,592	52,627	46,038	501,036	785,613
Other financial obligations	132,762	2,108	9,982	19,237	7,928	1,064	173,081
Total liabilities	14,248,919	2,073,690	4,528,276	1,788,208	1,208,565	3,540,727	27,388,385

(**)               Excluding term saving accounts, which amount to Ch$215,213 million (Ch$205,171 million as of December 31, 2015).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.       Subsequent Events:

On July 8, 2016 it was reported that the Register of Companies of Hong Kong formally said that from 5 July, 2016 Banchile Trade Services Limited was dissolved.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the Interim Condensed Consolidated Financial Statements of the Bank and its subsidiaries between June 30, 2016 and the date of issuance of these Interim Condensed Consolidated Financial Statements.

Héctor Hernández G, General Accounting Manager	Eduardo Ebensperger O, Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2016

Banco de Chile

/S/ Eduardo Ebensperger O.
	By:	Eduardo Ebensperger O.
CEO